Filed Pursuant to Rule 253(g)(2)
File No. 024-11333
Offering Circular
  February 24, 2021

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
520 West Erie Street
Chicago, IL 60654
(312) 750-0900

Income & Growth Bonds
$50,000,000 Aggregate Maximum Offering Amount (50,000 Bonds)

$5,000 Minimum Purchase (5 Bonds)

Trilogy Multifamily Income & Growth Holdings I, LLC, a Delaware limited liability company, referred to herein as our company, is offering a maximum of up to $50,000,000 in the aggregate of its Income & Growth bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. We may issue Bonds at volume-weighted discounts to certain investors. See “Plan of Distribution – Volume – Weighted Discount” for more information. The Bonds will be issued in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates, over a 2-year period starting from the date of qualification of the Offering Statement of which this Offering Circular is a part. Each series of Bonds beginning with Series A will be issued for a total of six months. The Series A Bonds will mature on June 30, 2026, the Series B Bonds will mature on December 31, 2026, the Series C Bonds will mature on June 30, 2027 and the Series D Bonds will mature on December 31, 2027. The Bonds will bear interest at a fixed rate of 5.0% per annum with contingent interest up to an additional 5.0%. Interest on the Bonds will be paid monthly on the 15th day of the month. The company shall have two successive options, subject to the terms and conditions contained in this Offering Circular, to extend the maturity date of each series of the Bonds for an additional one-year period. The first interest payment on a Bond will be paid on the 15th day of the month following the issuance of such Bond. In addition, the company may be obligated to pay bondholders, or Bondholders, contingent interest which shall be based on a portion of the GAAP net income (subject to certain adjustments) of our company’s investment portfolio. See “Description of Bonds – Contingent Interest Payment” for more information.

The Bonds will be offered to prospective investors on a best efforts basis by our Managing Broker-Dealer, Arete Wealth Management, LLC, or Arete. “Best efforts” means that Arete is not obligated to purchase any specific number or dollar amount of Bonds, but it will use its best efforts to sell the Bonds. Arete may engage additional broker-dealers, or Selling Group Members, who are members of the Financial Industry Regulatory Authority, or FINRA, to assist in the sale of the Bonds. We expect to commence the sale of the Bonds as of the date on which the Offering Statement is declared qualified by the United States Securities and Exchange Commission, or the SEC. The offering will continue through the earlier of the second anniversary of qualification of the Offering Statement of which this Offering Circular forms a part or the date upon which all $50,000,000 in offering proceeds have been received, or the Offering Termination Date. Notwithstanding the previous sentence, our manager, Trilogy Multifamily Income & Growth Holdings I Manager, LLC, or our manager, which is wholly owned by Trilogy Multifamily Income & Growth Partners, LLC, or I&G Partners, has the right to extend this offering for an additional twelve (12) months in its sole discretion. Until the initial closing occurs and thereafter prior to each additional closing, the proceeds received in the offering will be kept in an escrow account held by UMB Bank, N.A., or UMB Bank, as escrow agent. At each closing date, the proceeds for such closing will be disbursed to our company and Bonds relating to such proceeds will be issued to their respective investors. If we extend the offering, we will offer Series E and Series F Bonds, for the first and second six-month periods of such extension, with the maturity date of each such series being June 30, 2028 and December 31, 2028, respectively.

(i)

	Public	Managing Broker Dealer Fee, Commissions, and Expense Reimbursements(1)(2)	Issuer	Proceeds to Other Persons

Per Bond	$1,000.00(3)	$91.00	$909.00	$0
Maximum Offering Amount	$50,000,000.00	$4,500,000.00	$45,500,000.00	$0
___________
(1)
This includes selling commissions of 6.0% and a Managing Broker-Dealer Fee of up to 2.0% of the gross proceeds of this offering, which is the aggregate offering amount sold after application of any volume-weighted discounts (see “Plan of Distribution – Volume-Weighted Discount”), without consideration of any discounts for Bonds purchased by certain persons including those purchasing through a registered investment advisor (see “Plan of Distribution – Discounts for Bonds Purchased by Certain Persons”), to be paid on Bonds offered on a best efforts basis. Our Managing Broker-Dealer, Arete, will receive selling commissions equal to 6.0% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members, a Managing Broker-Dealer Fee of up to 2.0% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members, and a non-accountable marketing and due diligence expense reimbursement in an amount up to 1.0% of aggregate gross offering proceeds. See “Use of Proceeds” and “Plan of Distribution” for more information.

(2)
The table above does not include an anticipated organizational and offering fee in an amount equal to 0.67% of the gross proceeds of this offering (assuming no Bonds are sold subject to a volume- weighted discount, up to $335,000 if the maximum offering amount is sold) to be paid to our manager or its affiliates in connection with this offering and our organization. Our manager will pay our actual organizational and offering expense out of the organizational and offering fee. To the extent actual organizational and offering expenses exceed 0.67% of the gross proceeds raised in the offering, the organizational and offering fee, our manager will pay such amounts without reimbursement from us. In addition, the table above does not include anticipated blue sky fees of $75,000 and a promotional fee of up to 1.88% of the gross proceeds of this offering (assuming no Bonds are sold subject to a volume- weighted discount, up to $940,000 if the maximum offering amount is sold) to be paid to our manager in compensation for promoting this offering. Also, the table above does not include a monthly servicing fee of $5,000 payable to our Managing Broker-Dealer which may amount to an aggregate fee of $120,000 if the offering is not terminated prior to the Offering Termination Date. See “Use of Proceeds” and “Plan of Distribution” for more information.

(3)
Assumes no Bonds are sold subject to a volume-weighted discount. If Bonds are sold at volume-weighted discounts (see “Plan of Distribution – Volume-Weighted Discount”), then all fees described in notes (1) and (2) above will be reduced in proportion to such discounts. In addition to volume-weighted discounts, we may provide certain discounts in connection with the sale of Bonds in this offering to certain persons (see “Plan of Distribution – Discounts for Bonds Purchased by Certain Persons”).

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

An investment in the Bonds is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Currently, there is no market for the Bonds being offered, nor does our company anticipate one developing. Prospective investors should carefully consider and review that risk as well as the RISK FACTORS beginning on page 6 of this Offering Circular.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR THE COMMISSION, DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

FORM 1-A DISCLOSURE FORMAT IS BEING FOLLOWED.

(ii)

(iii)

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information that you should consider before deciding whether to invest in our Bonds. You should carefully read this entire Offering Circular, including the information under the heading “Risk Factors” and all information included in the Offering Circular.

Our Company. Trilogy Multifamily Income & Growth Holdings I, LLC was formed on June 15, 2020 to invest in multifamily properties.

Our company is solely managed by Trilogy Multifamily Income & Growth Holdings I Manager, LLC, or our manager, which is wholly owned by Trilogy Multifamily Income & Growth Partners, LLC, or I&G Partners. As a result, I&G Partners, through our manager, controls all aspects of our company. Our manager has entered into a management and advisory agreement with Trilogy Real Estate Group, LLC, or Trilogy, an affiliate of I&G Partners, whereby Trilogy will manage the assets of our company and may provide other services such as property management, construction management and other advisory services. Trilogy was formed in September 2008 under the laws of Delaware and acts as the asset manager and sponsor for all Trilogy affiliate entities including our Company. I&G Partners and Trilogy are affiliated with and controlled by Neil Gehani, Trilogy’s Chief Executive Officer.

The company intends to issue $50,000,000 of Bonds and utilize the proceeds to primarily acquire existing multifamily real estate assets. Our company may also use up to one third of the proceeds from the offering to acquire interests in multifamily development projects. As part of its acquisition program, the company intends to secure debt financing, in addition to the proceeds of this Offering, to acquire such assets. Cash flow generated by the acquired assets will be utilized to make interest payments to the Bondholders at the rate of 5% annually. As detailed in this Offering Circular, additional interest may accrue for the benefit of the Bondholders and may be distributed based on the operating performance of the multifamily assets including certain capital events such as refinancing or ultimate disposition.

Management.  I&G Partners, through our manager, controls all aspects of our company. Our manager has delegated all day-to-day management responsibilities and investment decision making authority to Trilogy as our asset manager. I&G Partners, through our manager, has entered into a management and advisory agreement with Trilogy whereby Trilogy will provide asset management services for our company, and Trilogy shall be entitled to all fees that are payable to our manager by us as described in this offering circular. See “Compensation of our Manager and Its Affiliates” for more information. Trilogy is a Chicago, Illinois based private real estate investment firm that targets multifamily investments in select U.S. markets. Trilogy’s management team provides years of experience in sourcing, acquiring and managing multifamily investments. Trilogy is led by its founder and Chief Executive Officer, Mr. Neil Gehani, who also controls I&G Partners, and, as a result, controls our manager and our company. See “Directors and Executive Officers” for more information.

The Offering. Our company is offering up to $50,000,000 in the aggregate of its 5.0% Bonds in four series, Series A to D. See “Plan of Distribution - Who May Invest” for further information. The Company may accept purchases of the Bonds as soon as the Offering Statement of which this Offering Circular is a part has been qualified by the SEC. Until the initial closing occurs and thereafter prior to each additional closing, the proceeds received in the offering will be kept in an escrow account held by UMB Bank as escrow agent. At each closing date, the proceeds for such closing will be disbursed to our company and Bonds relating to such proceeds will be issued to their respective investors. The offering will continue through the Offering Termination Date.

The Bonds will be issued in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates, over a 2-year period starting from the date of qualification of the Offering Statement of which this Offering Circular is a part. Each series of Bonds beginning with Series A will be issued for a total of six months. The Series A Bonds will mature on June 30, 2026, the Series B Bonds will mature on December 31, 2026, the Series C Bonds will mature on June 30, 2027 and the Series D Bonds will mature on December 31, 2027. The Bonds will bear interest at a fixed rate of 5.0% per annum. The company shall have two successive options, subject to the terms and conditions contained in this Offering Circular, to extend the maturity date of each series of the Bonds for an additional one-year period. Interest on the Bonds will be paid monthly on the 15th day of the month. The first interest payment on a Bond will be paid on the 15th day of the month following the issuance of such Bond. In addition, the company may be obligated to pay bondholders, or Bondholders, contingent interest which shall be based on the profits of our company’s investment portfolio. See “Description of Bonds – Contingent Interest Payment” for more information. If we extend the offering, we will offer Series E and Series F Bonds, for the first and second six- month periods of such extension, with the maturity date of each such series being June 30, 2028 and December 31, 2028, respectively.

We will conduct the initial closing on the sale of Bonds on the last day of the first month during which we accept any subscriptions for purchases of Bonds in the offering. Following achievement of our initial closing, we will conduct closings in this offering once per month, on the last business day of the applicable month, assuming there are funds to close, until the Offering Termination Date. Once a subscription has been submitted and accepted by our company, an investor will not have the right to request the return of its subscription payment prior to the next closing date. If subscriptions are received on or before a closing date and accepted by our company prior to such closing, any such subscriptions will be closed on that closing date. If subscriptions are received on or before a closing date but not accepted by the Company prior to such closing, any such subscriptions will be closed on the next closing date. On the date of each Closing, or a Closing Date, offering proceeds for that closing will be disbursed to the Company and the respective Bonds will be issued to investors in the offering, or the Bondholders. The offering is being made on a best-efforts basis through Arete.

Issuer	Trilogy Multifamily Income & Growth Holdings I, LLC.

Securities Offered	Maximum – $50,000,000, aggregate principal amount of the Bonds.

Maturity Date
Series A Bonds – June 30, 2026
Series B Bonds – December 31, 2026
Series C Bonds – June 30, 2027
Series D Bonds – December 31, 2027

The company shall have two successive options, subject to the terms and conditions contained in this Offering Circular, to extend the maturity date of each series of the Bonds for an additional one-year period. See “Description of Bonds –Interest and Maturity” for more information.

Interest Rate	5.0% per annum computed on the basis of a 360-day year.

Interest Payment Dates	Commencing on the 15th of the month following the issuance of such Bond and continuing monthly until its Maturity Date.

Price to Public	$1,000 per Bond.

Issuance Schedule
The Bonds will be issued in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates, over a 2-year period starting from the date of qualification of the Offering Statement of which this Offering Circular is a part. Each series of Bonds beginning with Series A will be issued for a total of six months.

Contingent Interest Payment
Upon maturity, redemption (except in the case of an optional redemption at the option of the Bondholders or a death and disability redemption), the Company may make an additional payment of contingent interest to the Bondholders as described herein (the “Contingent Interest Payment”).

Contingent interest will accrue at a rate of 5% per annum from and after the initial issuance date of the applicable series of Bonds on each anniversary of such issuance date (each a “Contingent Interest Accrual Date”). If the company elects to extend the maturity date of any series of Bonds, then the contingent interest will accrue at a rate of 5.50% per annum for the first one year extension period, if applicable, and 6.00% per annum for the second one year extension period, if applicable. The company will establish a sinking fund to reserve funds for the Contingent Interest Payments which shall be funded with 60% of the company’s net income, after adding back depreciation and amortization and deducting capital expenditures, all calculated in accordance with GAAP on a quarterly basis, or our Adjusted Net Income. Each payment into the sinking fund shall be made within 15 days of the end of the applicable quarterly period. In addition, if the company’s annual audited financial statements reflect a shortfall in contributions to the sinking fund for any calendar year, then the company will make an additional contribution to the sinking fund within 30 days of the end of the applicable fiscal year to eliminate such shortfall. The company will continue to set aside funds into the sinking fund until an amount sufficient to satisfy all Contingent Interest Payments payable upon the maturity of all outstanding Bonds is set aside. Accrued contingent interest will be paid using cash available in the sinking fund, if any, either upon the maturity of the applicable Bond or upon the redemption of the applicable Bond if redeemed by the company; however, accrued contingent Interest will be forfeited and not paid upon redemption of Bonds at the request of the bondholder (whether due to death or disability or otherwise). The company’s obligation to pay the Contingent Interest Payments on the Bonds is limited to solely the cash available in the sinking fund which may amount to Contingent Interest Payments of less than 5% per annum (or 5.50% or 6.00% per annum, as applicable) or no Contingent Interest Payment at all. See “Risk Factors – There is no guarantee that a Bondholder will receive a Contingent Interest Payment” for more information. In order to avoid a default in the payment of any interest or principal on the Bonds, the company may use cash in the sinking fund to cure such default prior to paying any Contingent Interest Payment.

Ranking
The Bonds are senior unsecured indebtedness of our company. They rank equally with our other senior unsecured indebtedness and will be structurally subordinated to all indebtedness of our subsidiaries. The Bonds would rank junior to any of our secured indebtedness; however, we have covenanted not to directly incur any indebtedness that would be senior to the Bonds (not including debt of our subsidiaries).

Volume-Weighted	We are offering a volume-weighted discount to the price to the public, or the Discount, for certain purchases of Bonds. The Discount is as follows:

Number of Bonds	Discount	Price Per Bond
50-149 Bonds	1%	$990
150-249 Bonds	2%	$980
250 or more Bonds	3%	$970

Use of Proceeds
We estimate that the net proceeds from this offering, after deducting the estimated offering costs and expenses payable by our company, will be approximately $44,030,000 if we sell the maximum offering amount, assuming the Bonds are purchased and issued without the application of any discounts. We intend to use the net proceeds from this offering to invest in multifamily properties in our target asset class.

Certain Covenants
We will issue the Bonds under an indenture, or the Indenture, to be dated as of the initial issuance date of the Bonds between us and UMB Bank as the trustee. The Indenture contains covenants that limit our ability to incur, or permit our subsidiaries to incur, third party indebtedness if certain debt to asset value and/or interest coverage ratios would be exceeded. In addition, our company is not permitted to directly incur any indebtedness that would be senior to the Bonds (not including debt of our subsidiaries). These covenants are subject to a number of important exceptions, qualifications, limitations and specialized definitions. See “Description of Company’s Securities Certain Covenants” in this Offering Circular. While any of the Bonds remain outstanding, the company shall commission or otherwise obtain an appraisal of each Property owned by the company or a subsidiary of the company to be dated on or before the second anniversary of the acquisition of such Property, and then on or before each subsequent anniversary of the prior appraisal. While any of the Bonds remain outstanding, the sum of the aggregate Property Equity Values plus any cash or cash equivalents, as defined by GAAP, then held by the company shall be equal to or exceed eighty percent (80%) of aggregate principal amount of the outstanding Bonds. While any Bonds remain outstanding, the company shall maintain a Cash Coverage Ratio (as defined below) equal to at least 130%, until the company’s sinking fund to reserve funds for the Contingent Interest Payments reaches an amount equal to $625,000. The company shall make monthly reports of its cash and cash equivalents to the Trustee to ensure compliance.

Change of Control – Offer to Purchase
If a Change of Control Repurchase Event as defined under “Description of Bonds - Certain Covenants” in this Offering Circular, occurs, we must offer to repurchase the Bonds at a repurchase price equal to (i) $1,020 per Bond if redeemed on or before the third anniversary of the initial issuance of Bonds of the series being prepaid; (ii) $1,015 per Bond if redeemed after the third anniversary and on or before the fourth anniversary of the initial issuance of Bonds of the series being prepaid; and (iii) $1,010 per Bond if redeemed after the fourth anniversary of the initial issuance of Bonds of the series being prepaid, plus, in all cases, any accrued and unpaid interest on the Bonds to be redeemed up to but not including the redemption date, including any Continent Interest Payment on the Bonds to be redeemed, or the Company Redemption Price.

Optional Redemption At The Option Of The Bondholders
The Bonds will be redeemable at the election of the Bondholder immediately upon the last issuance date of the series of Bonds held by the Bondholder. Bondholder must provide written notice to us requesting redemption. We will have 120 days from the date such notice is provided to redeem the Bondholder’s Bonds at a price per Bond equal to $850 if redeemed before the first anniversary of the last issuance date of the applicable series of Bonds, $875 if redeemed after the first anniversary of the last issuance date of the applicable series of Bonds but before the second anniversary of the last issuance date of the applicable series of Bonds and $900 if redeemed after the second anniversary of the last issuance date of the applicable series of Bonds, plus any accrued but unpaid interest, excluding any contingent interest, on the Bond due to such Bondholder. Our obligation to redeem Bonds and the cash available for the Optional Bond Redemption are subject to certain conditions and limitations, including limiting redemptions to an aggregate principal amount of Bonds equal to 3.5% of the aggregate principal amount of Bonds outstanding on a quarterly basis. See “Description of Bonds – Optional Redemption At The Option Of The Bondholders” for more information.

Death and Disability Redemption
In the event of death or disability of a Bondholder, Bonds may be presented to us for repurchase. All or a portion, of the Bonds beneficially held by a Bondholder may be submitted to us for repurchase at any time in accordance with the procedures outlined by our company. At that time, we may, subject to the conditions and limitations, repurchase the Bonds presented for cash to the extent that we have sufficient funds available. If the repurchase is being made from the original purchaser of a Bond(s), the repurchase price will equal the price paid per Bond. The repurchase amount for the Bonds for all other persons will equal $1,000 per Bond plus any accrued but unpaid interest, excluding any contingent interest, being repurchased. Our obligation to repurchase Bonds and the cash available for the Death and Disability Redemption are subject to certain conditions and limitations. See “Description of Bonds – Death and Disability Redemption” for more information.

Redemption At The Option Of The Company
The company has the right, subject to the company’s sole discretion, to redeem any number or series of Bonds at any time after their issuance. If the company decides to redeem certain number of Bonds, we will make an offer to each Bondholder to redeem all or any part of that Bondholder’s Bonds at the Company Redemption Price. See “Description of Bonds –Redemption At The Option Of The Company” for more information.

Default
The Indenture contains events of default, the occurrence of which may result in the acceleration of our obligations under the Bonds in certain circumstances. Events of Default, (as defined herein) other than payment defaults, are subject to our company’s right to cure within 120 days of such Event of Default. Our company has the right to cure any payment default within 45 days before the trustee may declare a default and exercise the remedies under the indenture. See “Description of Company’s Securities - Event of Default” for more information.

Form
The Bonds will be evidenced by global bond certificates deposited with nominee holders. The nominee holders are the Depository Trust Company, or DTC, or its nominee, Cede & Co., for those purchasers purchasing through a DTC participant subsequent to the Bonds gaining DTC eligibility and Great Lakes Fund Solutions Inc., or Great Lakes Fund Solutions, for those purchasers not purchasing through a DTC participant. See “Description of Company’s Securities - Book-Entry, Delivery and Form” for more information.

Bond Service Reserve
Our company will be required to keep 3.5% of the gross offering proceeds from the sale of Bonds in a reserve account with the trustee until the company completes its first property acquisition. Following the company’s first property acquisition, the remaining amount in the reserve account shall be released to our company if our company is otherwise in compliance with all terms of the Bonds.

Denominations
We will issue the Bonds only in denominations of $1,000. Payment of Principal and Interest Principal and interest on the Bonds will be payable in U.S. dollars or other legal tender, coin or currency of the United States of America.

Future Issuances
We may, from time to time, without notice to or consent of the Bondholders, increase the aggregate principal amount of the Bonds, including Series A to D, outstanding by issuing additional bonds in the future with the same terms or series of the Bonds, except for the issuance date and offering price, and such additional bonds shall be consolidated with any series of Bonds in this offering, subject to the sole discretion of the company.

Liquidity
This is a Tier 2, Regulation A offering where the offered securities will not be listed on a registered national securities exchange upon qualification. This offering is being conducted pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. We may apply for these qualified securities to be eligible for quotation on an alternative trading system or over the counter market, if we determine that such market is appropriate given the structure of the Bonds and our company and our business objectives. There is no guarantee that the Bonds will be publicly listed or quoted or that a market will develop for them. Please review carefully “Risk Factors - Investment Risk” for more information. Additionally, subject to certain terms and conditions, the Bonds will be redeemable at the election of the Bondholder. See “Description of Bonds – Optional Bond Redemption” for more information.

Trustee, Registrar and Paying Agent
We have designated UMB Bank as paying agent for the Bonds and Great Lakes Fund Solutions Inc. as sub-paying agent in respect of Bonds registered to it. UMB Bank will act as trustee under the Indenture and registrar for the Bonds. The Bonds are being issued in book-entry form only, evidenced by global certificates, as such, payments are being made to DTC, its nominee or to Great Lakes Fund Solutions.

Governing Law	The Indenture and the Bonds are governed by the laws of the State of Delaware.

Material Tax Considerations
You should consult your tax advisors concerning the U.S. federal income tax consequences of owning the Bonds in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

Risk Factors
An investment in our Bonds involves certain risks. You should carefully consider the risks above, as well as the other risks described under “Risk Factors” beginning on page 6 of this Offering Circular before making an investment decision

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward- looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this Offering Circular, including those set forth below.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular. The matters summarized below and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our Bonds is highly speculative and is suitable only for persons or entities that are able to evaluate the risks of the investment. An investment in our Bonds should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should consider the following risks before making a decision to purchase our Bonds. To the best of our knowledge, we have included all material risks to investors in this section.

Risks Related to the Offering

The Bonds are unsecured obligations of our company and not obligations of our subsidiaries and are structurally subordinated to any future obligations of our company’s subsidiaries. Structural subordination increases the risk that we will be unable to meet our obligations on the Bonds.

The Bonds are unsecured obligations of our company and will rank equally in right of payment with all of our company’s other unsecured indebtedness and senior in right of payment to any of our company’s future obligations that are by their terms expressly subordinated or junior in right of payment to the Bonds. The Bonds are not secured. However, we have covenanted not to directly incur any indebtedness that would be senior to the Bonds (not including our subsidiaries).

The Bonds are obligations exclusively of our company and not of any of our subsidiaries. None of our company’s subsidiaries is a guarantor of the Bonds and the Bonds are not required to be guaranteed by any subsidiaries our company may acquire or create in the future. The Bonds are also effectively subordinated to all of the liabilities of our company’s subsidiaries, to the extent of their assets, since they are separate and distinct legal entities with no obligation to pay any amounts due under our company’s indebtedness, including the Bonds, or to make any funds available to make payments on the Bonds. Our company’s right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our company’s creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, in each case to the extent that our company is not recognized as a creditor of such subsidiary. In addition, even where our company is recognized as a creditor of a subsidiary, our company’s rights as a creditor with respect to certain amounts will be subordinated to other indebtedness of that subsidiary, including secured indebtedness to the extent of the assets securing such indebtedness.

Subject to specified limitations in the Indenture, the Bonds do not restrict or eliminate our company’s or its subsidiaries’ ability to incur additional debt or take other action that could negatively impact holders of the Bonds.

Subject to specified limitations in the Indenture and as described under “Description of Bonds - Certain Covenants,” the Indenture does not contain any other provisions that would directly limit our company’s ability or the ability of its subsidiaries to incur indebtedness, including, in the case of our subsidiaries, indebtedness that would be senior to the Bonds. We have covenanted not to directly incur any indebtedness that would be senior to the Bonds (not including our subsidiaries). We have covenanted that our subsidiaries’ will only incur indebtedness secured by first mortgage liens. Another limitation on our company’s or its subsidiaries’ ability to take on additional debt is the requirement to maintain our Equity-Bond Ratio.

Liquidation upon default may be limited by covenants and penalties in debt documents for senior mortgages secured by the respective underlying properties.

Our Bonds are unsecured. If we default on the Bonds, our trustee (or sufficient Bondholders) will need to rely on liquidation proceeds upon sales of our assets, including properties and any equity interest we own, for repayment. We expect that any such properties may be financed with debt and that the terms of such debt will require that the ownership interest of such property, directly or indirectly, cannot change without lender’s consent. If the ownership changes without lender consent, the respective borrower under the respective loan will be in default. If either of the direct or indirect owners of such a property is found to be in default under any loans, your investment will be adversely affected. We anticipate using senior secured debt to acquire each new property we purchase. Often senior lender loans secured by real property contain prepayment penalties and/or requirements of defeasance. Any such prepayment penalties or defeasance requirements may reduce the proceeds of sale of our properties or may render such a sale prohibitively expensive. This would materially and adversely affect the repayment of your investment in the event of a default. Due to the possible prepayment penalties on the mortgage debt and mezzanine debt, we may be unable to pay down a portion of the indebtedness secured by the property.

We have not identified any properties to be purchased as of the date of this Offering Circular, however, we expect that we may purchase some properties by using a mixture of indebtedness including mortgage debt, mezzanine debt and interim debt. Our company may use offering proceeds to pay down any future indebtedness including mortgage debt, mezzanine debt and interim debt. The amounts of principal and interest of the debts are not practical to predict now. Additionally, if we repay such indebtedness, we may be required to pay certain prepayment penalties. If we are required to pay the prepayment penalty, we may not be able to or may not be willing to pay off such indebtedness. If we do not pay off such debt, our debt service obligations may reduce our ability to make payments on the Bonds.

The cash flow indirectly received from the properties we acquire in the future will be significantly impacted by the debt burden on the property.

We may finance our purchase of properties in the future using various debt financing. If so, we will be required to make the debt service payments on each of the loans in the future before making distributions to Bondholders. The debt burden is not practical to predict now. As a result, our ability to make payments to Bondholders when they become due may be adversely affected by the debt burden in the future.

If we sell substantially less than all of the Bonds we are offering, our investment objectives may become more difficult to reach.

While we believe we will be able to reach our investment objectives regardless of the amount of the raise, it may be more difficult to do so if we sell substantially less than all of the Bonds. Such a result may negatively impact our liquidity and increase our dependence on higher interest debt to acquire target properties. In that event, our investment costs will increase, which may decrease our ability to make payments to Bondholders.

Our trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request, order or direction of any of the Bondholders, pursuant to the provisions of the Indenture, unless such Bondholders shall have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred therein or thereby.

The Indenture provides that in case an Event of Default (as herein defined) in the Indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Bondholder, unless the Bondholder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Bondholders of later series could be subject to higher risks in terms of getting their Bond Service Obligations paid and principal repaid.

We plan to offer the Bonds in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates, over a 2-year period starting from the date of qualification of the Offering Statement of which this Offering Circular is a part. Each series of Bonds beginning with Series A will be issued for a total of six months. The Series A Bonds will mature on June 30, 2026, the Series B Bonds will mature on December 31, 2026, the Series C Bonds will mature on June 30, 2027 and the Series D Bonds will mature on December 31, 2027, subject to the company’s extension rights described herein, and will bear interest at a fixed rate of 5.0% per annum. Since the Bonds in different series have different maturity dates, in the event that the company does not have sufficient funds to pay all its Bond Service Obligations and repay all the principal, Bondholders of later series could be subject to higher risks in terms of getting their Bond Service Obligations paid and principal repaid.

There is no guarantee that a Bondholder will receive the maximum or any Contingent Interest Payment.

As the Contingent Interest Payment is determined by our company’s Adjusted Net Income, our company must have sufficient Adjusted Net Income for the Contingent Interest Payment to be paid. As our Adjusted Net Income is contingent upon the revenue of our investments, the Contingent Interest Payment is dependent on our investments providing revenue in excess of our expenses. If our investment portfolio does not produce sufficient Adjusted Net Income, the Bondholder will receive less than the maximum, 5% per annum, Contingent Interest Payment or may not receive a Contingent Interest Payment at all. In addition, Contingent Interest Payments may vary across our series of Bonds depending on the timing of capital events respecting our assets, such as sales or refinancings of the company’s properties. For example, Bondholders of early series may receive a lesser Contingent Interest Payment than later series because the company did not produce sufficient Adjusted Net Income by the time the Contingent Interest Payments on such series are due. Conversely, Bondholders of later series may receive a lesser Contingent Interest Payment than earlier series because earlier capital events produced greater returns than capital events occurring after the maturity date of early series of Bonds.

Investment Risks

The Bonds will have limited transferability and liquidity.

There is no active market for the Bonds. Although we may apply for quotation of the Bonds on an alternative trading system or over the counter market, even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. Further, the Bonds will not be quoted on an alternative trading system or over the counter market until after the termination of this offering, if at all. Therefore, investors will be required to wait until at least after the final termination date of this offering for such quotation. The initial public offering price for the Bonds has been determined by us. You may not be able to sell the Bonds you purchase at or above the initial offering price.

Alternative trading systems and over the counter markets, as with other public markets, may from time to time experience significant price and volume fluctuations. As a result, the market price of the Bonds may be similarly volatile, and Bondholders may from time to time experience a decrease in the value of their Bonds, including decreases unrelated to our operating performance or prospects. The price of the Bonds could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this Offering Circular.

No assurance can be given that the market price of the Bonds will not fluctuate or decline significantly in the future or that Bondholders will be able to sell their Bonds when desired on favorable terms, or at all. Further, the sale of the Bonds may have adverse federal income tax consequences.

We have no prior operating history which may make it difficult for you to evaluate this investment.

We have no prior operating history and may not be able to successfully operate our business or achieve our investment objectives.

We may not be able to conduct our business as described in our plan of operation.

You will not have the opportunity to evaluate our investments before we make them and we may make real estate investments that would have changed your decision as to whether to invest in our Bonds.

As of the date of this Offering Circular, we do not own any properties. We are not able to provide you with information to evaluate our future investments prior to acquisition. We will seek to invest substantially all of the offering proceeds available for investment, after the payment of fees and expenses, in the acquisition of real estate and real estate related investments. We have established criteria for evaluating potential investments. See “Investment Policies of Company” for more information. However, you will be unable to evaluate the transaction terms, location, and financial or operational data concerning the investments before we invest in them. You will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments prior to our investment. You will be relying entirely on the ability of Trilogy and its management team to identify and oversee suitable investments. These factors increase the risk that we may not generate the returns that you seek by investing in our Bonds.

The inability to retain or obtain key personnel, property managers and leasing agents could delay or hinder implementation of our investment strategies, which could impair our ability to honor our obligations under the terms of Bonds and could reduce the value of your investment.

Our success depends to a significant degree upon the contributions of Trilogy’s management team. We do not have employment agreements with any of these individuals nor do we currently have key man life insurance on any of these individuals. If any of them were to cease their affiliation with us or Trilogy, Trilogy may be unable to find suitable replacements, and our operating results could suffer. We believe that our future success depends, in large part, upon Trilogy’s property managers’ and leasing agents’ ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for highly skilled personnel is intense, and Trilogy and any property managers we retain may be unsuccessful in attracting and retaining such skilled personnel. If we lose or are unable to obtain the services of highly skilled personnel, property managers or leasing agents, our ability to implement our investment strategies could be delayed or hindered, and our ability to pay our Bond Service Obligations and repay principal may be materially and adversely affected.

We rely on Arete to sell our Bonds pursuant to this offering. If Arete is not able to market our Bonds effectively, we may be unable to raise sufficient proceeds to meet our business objectives.

We have engaged Arete to act as our Managing Broker-Dealer for this offering, and we rely on Arete to use its best efforts to sell the Bonds offered hereby. It would also be challenging and disruptive to locate an alternative Managing Broker-Dealer for this offering. Without an effective effort to sell the Bonds, our ability to fully execute our business plan may be limited, which in turn, could limit our ability to make interest and principal payments to Bondholders. Without improved capital raising, our portfolio will be smaller relative to our general and administrative costs and less diversified than it otherwise would be, which could adversely affect the value of your investment in us.

Under certain circumstances, subject to our sole discretion, we may redeem the Bonds before maturity, and you may be unable to reinvest the proceeds at the same or a higher rate of return.

We may redeem all or a portion of the Bonds at any time upon occurrence of Change of Control Repurchase Event or by redemption at the option of the company. See “Description of Bonds –Redemption At The Option Of The Company” and “Description of Bonds - Certain Covenants” for more information. While we are required to pay certain prepayment premiums on or prior to the third anniversary of the initial issuance date of Bonds in such series, if redemption occurs, you may be unable to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return on the Bonds. There is no guarantee that a Bondholder will receive a Contingent Interest Payment.

On maturity dates of the Bonds in such series, the company may be obligated to pay the Bondholders a Contingent Interest Payment if sufficient funds are available in the sinking fund. Contingent Interest Payments will not be made in the instances of any Optional Redemption or Death and Disability Redemption. See “Description of Bonds – Optional Redemption At The Option Of The Bondholders” and “Description of Bonds – Death and Disability Redemption” for more information.

The current pandemic of the novel coronavirus, or COVID-19, or the future outbreak of other highly infectious or contagious diseases, could materially and adversely impact or disrupt our financial condition, results of operations, cash flows and performance.

Since its discovery in December 2019, a new strain of coronavirus (“COVID-19”) has spread from China to many other countries, including the United States. The outbreak has been declared to be a pandemic by the World Health Organization, and the Health and Human Services Secretary has declared a public health emergency in the United States in response to the outbreak. Considerable uncertainty still surrounds the COVID-19 virus and its potential effects, and the extent of and effectiveness of any responses taken on a national and local level. However, measures taken to limit the impact of COVID-19, including social distancing and other restrictions on travel, congregation and business operations have already resulted in significant negative economic impacts. The long-term impact of COVID-19 on the United States and world economies remains uncertain, but is likely to result in a world-wide economic downturn, the duration and scope of which cannot currently be predicted.

Our operating results depend, in large part, on revenues derived from leasing space in our properties to residential tenants and the ability of tenants to generate sufficient income to pay their rents in a timely manner. The market and economic challenges created by the COVID-19 pandemic, and measures implemented to prevent its spread, may adversely affect our returns and profitability and, as a result, our ability to satisfy our Bond Service Obligations or to realize appreciation in the value of our properties. The spread of the COVID-19 virus could result in further increases in unemployment, and tenants that experience deteriorating financial conditions as a result of the pandemic may be unwilling or unable to pay rent in full on a timely basis. In some cases, we may have to restructure tenants’ rent obligations, and may not be able to do so on terms as favorable to us as those currently in place. Numerous state, local, federal and industry-initiated efforts may also affect our ability to collect rent or enforce remedies for the failure to pay rent. In the event of tenant nonpayment, default or bankruptcy, we may incur costs in protecting our investment and re-leasing our property, and have limited ability to renew existing leases or sign new leases at projected rents. Our properties may also incur significant costs or losses related to shelter-in-place orders, quarantines, infection or other related factors. The federal government has announced various forms of aid, both to individual Americans and to the market sectors negatively affected by COVID-19. However, there can be no certainty that such aid will be available to our tenants or to us in any amount, or in amounts sufficient to mitigate the material reduction in revenue we may experience. Until such time as the virus is contained or eradicated and commerce and employment return to more customary levels, we may experience material reductions in our operating revenue.

Additionally, as a result of an extended economic downturn, the real estate market may be unable to attract the same level of capital investment that it attracts at the time of our purchases or there may be a reduction in the number of companies seeking to acquire properties, which may result in the value of our properties not appreciating, or decreasing significantly below the amount for which we acquired them.

In light of the severe economic, market and other disruptions worldwide being caused by the COVID-19 pandemic, there can be no assurance that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. A constriction on lending by financial institutions could reduce the number of properties we can acquire, our cash flow from operations and our ability to satisfy our bond service obligations. If we are unable to refinance maturing indebtedness with respect to a particular property and are unable to pay the same, then the lender may foreclose on such property. Financial and real estate market disruptions could also adversely affect the availability of financing from Freddie Mac and Fannie Mae, which could decrease the amount of available liquidity and credit for use in acquiring and further diversifying our portfolio of multifamily assets.

The global impact of the COVID-19 pandemic continues to evolve rapidly, and the extent of its effect on our operational and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration, scope and severity of the pandemic, the actions taken to contain or mitigate its impact, and the direct and indirect economic effects of the pandemic and related containment measures, among others. However, the COVID-19 pandemic presents material uncertainty and risk with respect to our performance, financial condition, results of operations, cash flows and performance. Moreover, many of the risk factors set forth herein should be interpreted as heightened risks as a result of the impact of the COVID-19 pandemic. In addition, if in the future there is an outbreak of another highly infectious or contagious disease, our company and our properties may be subject to similar risks as posed by COVID-19.

Risks Related to This Offering and Our Corporate Structure

Because we are dependent upon Trilogy and its affiliates to conduct our operations, any adverse changes in the financial health of Trilogy or its affiliates or our relationship with them could hinder our operating performance and our ability to meet our financial obligations.

We are dependent on Trilogy and its affiliates to manage our operations and acquire and manage our future portfolio of real estate assets. Our manager makes all decisions with respect to the management of our company and has entered into a management and advisory agreement with Trilogy whereby Trilogy will manage the assets of our company and may provide other services such as property management, construction management and other advisory services. Trilogy depends upon the fees and other compensation that it receives from our manager in connection with the purchase, management and sale of our properties to conduct its operations. Any adverse changes in the financial condition of Trilogy or our relationship with Trilogy could hinder its ability to successfully manage our operations and our portfolio of investments.

You will have no control over changes in our policies and day-to-day operations, which lack of control increases the uncertainty and risks you face as an investor in our Bonds. In addition, our manager may change our major operational policies without your approval.

Our manager determines our major policies, including our policies regarding financing, growth, debt capitalization, and distributions. Our manager may amend or revise these and other policies without your approval. As a Bondholder, you will have no rights under the limited liability company agreement of our company, or our Operating Agreement. See “General Information as to Our Company - Operating Agreement” herein for a detailed summary of our Operating Agreement.

Trilogy, as our asset manager, is responsible for the day-to-day operations of our company and the selection and management of investments and has broad discretion over the use of proceeds from this offering. Accordingly, you should not purchase our Bonds unless you are willing to entrust all aspects of the day-to-day management and the selection and management of investments to Trilogy. Trilogy may retain independent contractors to provide various services for our company.

Our manager and its affiliates, including Trilogy, and its personnel have no fiduciary duties to the Bondholders.

Neither our manager, Trilogy nor any of its executive officers, directors, employees, agents, contractors or other personnel will have fiduciary duties to the Bondholders. Trilogy’s and our company’s obligations to the Bondholders are solely governed by the terms of the Indenture and the Bonds.

Bondholders will have no right to remove our manager or otherwise change our management, even if we are underperforming and not attaining our investment objectives.

Only the members of our company have the right to remove our manager, and only if our manager has made a decision to file a voluntary petition or otherwise initiate proceedings to have it adjudicated insolvent, or to seek an order for relief as debtor under the United States Bankruptcy Code (11 U.S.C. §§ 101 et seq.); to file any petition seeking any composition, reorganization, readjustment, liquidation, dissolution or similar relief under the present or any future federal bankruptcy laws or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency, or other relief for debtors; to seek the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of our company or of all or any substantial part of the assets of our company, to make any general assignment for the benefit of creditors of our company, to admit in writing the inability of our company to pay its debts generally as they become due, or to declare or effect a moratorium on our company’s debt or to take any action in furtherance of any of the above proscribed actions. Bondholders will have no rights in the management of our company. As an investor in this offering, you will have no ability to remove our manager.

Our manager and its executive officers will have limited liability for, and will be indemnified and held harmless from, the losses of our company.

Our manager and its executive officers and their agents and assigns, will not be liable for, and will be indemnified and held harmless (to the extent of our company’s assets) from any loss or damage incurred by them, our company or the members in connection with the business of our company resulting from any act or omission performed or omitted in good faith, which does not constitute fraud, willful misconduct, gross negligence or breach of fiduciary duty. A successful claim for such indemnification could deplete our company’s assets by the amount paid. See “General Information as to Our Company - Operating Agreement - Indemnification” below for a detailed summary of the terms of our Operating Agreement. Our Operating Agreement is filed as an exhibit to the Offering Statement of which this Offering Circular is a part.

If we sell substantially less than all of the Bonds we are offering, the costs we incur to comply with the rules of the Securities and Exchange Commission, or the SEC, regarding financial reporting and other fixed costs will be a larger percentage of our net income and may reduce the return on your investment.

We expect to incur significant costs in maintaining compliance with the financial reporting for a Tier II Regulation A issuer and that our management will spend a significant amount of time assessing the effectiveness of our internal control over financial reporting. We do not anticipate that these costs or the amount of time our management will be required to spend will be significantly less if we sell substantially less than all of the Bonds we are offering.

Risks Related to Conflicts of Interest

Our manager and its affiliates, including Trilogy, and its personnel have no fiduciary duties to the Bondholders.

Neither our manager, Trilogy nor any of its executive officers, directors, employees, agents, contractors or other personnel will have fiduciary duties to the Bondholders. Trilogy’s and our company’s obligations to the Bondholders are solely governed by the terms of the Indenture and the Bonds. As a result, there may be a conflict between the interests of the Bondholders and the interests of our manager, as our sole member and manager, and Trilogy, in which case Trilogy will have no obligation, other than as set forth in the Indenture and Bonds, to manage our company in favor of the Bondholders’ interests other than as required under the Indenture and Bonds. See “Description of Bonds” for more information on the terms of the Indenture and Bonds.

Our sole manager, its executive officers and their affiliates face conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor, which could limit our investment opportunities, impair our ability to make distributions and reduce the value of your investment.

We rely on Trilogy, as our asset manager, to identify suitable investment opportunities. We may be buying properties at the same time as other entities that are affiliated with or sponsored by Trilogy. Other programs sponsored by Trilogy or its affiliates also rely on Trilogy, its executive officers and their affiliates for investment opportunities. Trilogy has sponsored privately offered real estate programs and may in the future sponsor privately and publicly offered real estate programs that have investment objectives similar to ours. Therefore, Trilogy and its affiliates could be subject to conflicts of interest between our company and other real estate programs. Many investment opportunities would be suitable for us as well as other programs. Trilogy could direct attractive investment opportunities or tenants to other entities. Such events could result in our investing in properties that provide less attractive returns or getting less attractive tenants, impairing our ability to honor our obligations under the terms of the Bonds and the value of your investment. See “Policies with Respect to Certain Transactions” for more information.

Payment of fees to our manager and its affiliates will reduce cash available for investment and payment of our Bond Service Obligations.

Trilogy and its affiliates perform services for us, through our manager, in connection with the selection and acquisition of our properties and other investments, and possibly the development, management and leasing of our properties. They are paid fees for these services by our manager, which reduces the amount of cash available for investment and for payment of our Bond Service Obligations. Although customary in the industry, the fees to be paid to Trilogy and its affiliates by our manager were not determined on an arm’s-length basis. We cannot assure you that a third party unaffiliated with Trilogy would not be willing to provide such services to us at a lower price. If the maximum offering amount is raised, without the application of any discounts we estimate that 2.70% of the gross proceeds of this offering will be paid to our manager, its affiliates, including Trilogy, and third parties for upfront fees and expenses associated with the offer and sale of the Bonds. The expenses we actually incur in connection with the offer and sale of the Bonds, excluding acquisition and origination fees and expenses, may exceed the amount we expect to incur. In addition to this, our manager will receive a 4% property management fee, 1% acquisition fee based on the purchase price of acquired assets, a 0.50% financing fee based on the amount of debt raised to acquire new assets or refinance existing assets, exclusive of any lender fees, an asset management fee equal to 1.50% of the gross proceeds raised in any bond offering, including this offering, a 1% disposition fee based on the gross sales price of assets sold, exclusive of any brokerage fees, and a 5% construction management fee based on construction costs at any of our company’s properties. See “Compensation of our Manager and its Affiliates” and “Policies with Respect to Certain Transactions” for more information.

Our manager will receive certain fees regardless of the performance of our company or an investment in the Bonds.

Our manager will receive a 4% property management fee, an acquisition fee equal to 1% of the purchase price of each acquired asset, an asset management fee equal to 1.50% of the gross proceeds raised in any bond offering, including this offering, a financing fee equal to 0.50% of the amount of debt raised to acquire new assets or refinance existing assets of our company and a 5% construction management fee based on construction costs at any of our company’s properties. These fees will be paid regardless of our company’s success and the performance of the Bonds.

Our manager may increase the fees payable to it and/or its affiliates with the consent of a majority of the Bonds.

Our manager will have the power to contractually bind our company as its manager. As a result, our manager may agree to increase the fees payable to it and/or its affiliates with the consent of a majority of the holders of the Bonds. For this purpose, a Bondholder will be deemed to have consented with respect to its Bonds if the Bondholder has not objected in writing within five (5) calendar days after the receipt of the consent request. As a result, our manager may increase fees paid to it or its affiliates without the affirmative consent of the Bondholders. Our manager and its affiliates, including Trilogy and our officers, face conflicts of interest caused by compensation arrangements with us and other programs sponsored by affiliates of Trilogy, which could result in actions that are not in the long-term, best interests of our Bondholders.

Our manager and its affiliates receive fees from us. These fees could influence our manager’s advice to us, as well as the judgment of the affiliates of our manager and Trilogy who serve as our officers. Among other matters, the compensation arrangements could affect their judgment with respect to property acquisitions from, or the making of investments in, other programs sponsored by Trilogy, which might entitle affiliates of Trilogy to disposition fees and other possible fees in connection with its services for the seller. See “Compensation of our Manager and its Affiliates” and “Policies with Respect to Certain Transactions” for more information.

Considerations relating to their compensation from other programs could result in decisions that are not in the best interests of our Bondholders, which could hurt our ability to perform our obligations due under the Bonds or result in a decline in the value of your investment.

If the competing demands for the time of Trilogy, its affiliates and our officers result in them spending insufficient time on our business, we may miss investment opportunities or have less efficient operations, which could reduce our profitability and impair our ability to honor our obligations under the Bonds.

We do not have any employees. We rely on the employees of Trilogy and its affiliates, as our asset manager, for the day to day operation of our business. The amount of time that Trilogy and its affiliates spend on our business will vary from time to time and is expected to be greater while we are raising money and acquiring properties. Trilogy and its affiliates, including our officers, have interests in other programs and engage in other business activities. As a result, they will have conflicts of interest in allocating their time between us and other programs and activities in which they are involved. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. We expect that as our real estate activities expand, Trilogy will attempt to hire additional employees who would devote substantially all of their time to our business. There is no assurance that Trilogy will devote adequate time to our business. If Trilogy suffers or is distracted by adverse financial or operational problems in connection with its operations unrelated to us, it may allocate less time and resources to our operations. If any of these things occur, our ability to honor obligations under the Bonds may be adversely affected.

We may procure future debt financing from affiliates of our manager, and there is nothing restricting us from doing so.

We may use offering proceeds to repay future debt financing from affiliates of our manager. There is nothing restricting us from receiving future debt financing from affiliates of our manager to make future investments. We believe the terms of any future loans from an affiliate of our manager will be, fair and at market rates for such loans. However, we cannot assure you that a third party unaffiliated with Trilogy would not be willing to provide current loan financing on better terms.

Risks Related to Investments in Multifamily Real Estate

We face numerous risks associated with the real estate industry that could adversely affect our results of operations through decreased revenues or increased costs.

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changes in national, regional and local economic conditions, which may be negatively impacted by concerns about inflation, deflation, government deficits, high unemployment rates, decreased consumer confidence and liquidity concerns, particularly in markets in which we have a high concentration of properties;

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fluctuations and relative increases in interest rates, which could adversely affect our ability to obtain financing on favorable terms or at all;

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the inability of residents and tenants to pay rent;

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the existence and quality of the competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as convenience of location, rental rates, amenities and safety record;

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increased operating costs, including increased real property taxes, maintenance, insurance and utilities costs;

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weather conditions that may increase or decrease energy costs and other weather-related expenses;

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oversupply of apartments, commercial space or single-family housing or a reduction in demand for real estate in the markets in which our properties are located;

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a favorable interest rate environment that may result in a significant number of potential residents of our apartment communities deciding to purchase homes instead of renting;

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changes in, or increased costs of compliance with, laws and/or governmental regulations, including those governing usage, zoning, the environment and taxes; and

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rent control or stabilization laws, or other laws regulating rental housing, which could prevent us from raising rents to offset increases in operating costs.

Moreover, other factors may adversely affect our results of operations, including potential liability under environmental and other laws and other unforeseen events, many of which are discussed elsewhere in the following risk factors. Any or all of these factors could materially adversely affect our results of operations through decreased revenues or increased costs.

Competition from other multifamily properties for tenants could reduce our profitability and impair our ability to honor our obligations under the terms of the Bonds.

The multifamily property industry is highly competitive. This competition could reduce occupancy levels and revenues at the multifamily properties we expect to own, which would adversely affect our operations. We may face competition from many sources. We may face competition from other multifamily properties both in the immediate vicinity and in the larger geographic market where our multifamily properties will be located. Overbuilding of multifamily properties may occur. If so, this will increase the number of units available and may decrease occupancy and rental rates. In addition, increases in operating costs due to inflation may not be offset by increased rental rates.

Increased construction of similar properties that may compete with the multifamily properties we expect to own, in any particular location could adversely affect the operating results of our multifamily properties and our cash available to honor our obligations under the terms of the Bonds.

We may acquire multifamily properties in locations which experience increases in construction of properties that compete with our properties. This increased competition and construction could:

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make it more difficult for us to find tenants to lease units in our multifamily properties;

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force us to lower our rental prices in order to lease units in our multifamily properties; and/or

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substantially reduce our revenues and cash available to honor our obligations under the terms of the Bonds.

We compete with numerous other parties or entities for multifamily real estate assets and tenants and may not compete successfully.

We will compete with numerous other persons or entities engaged in multifamily real estate investment activities, many of which have greater resources than we do. Some of these investors may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may be willing to offer space at rates below our rates, causing us to lose existing or potential tenants.

All of our investments will be dependent on tenants for revenue, and lease terminations could reduce our revenues from rents, resulting in the decline in the value of your investment.

The underlying value of the multifamily properties we expect to own, and the ability to honor our obligations under the terms of the Bonds will depend upon the ability of the tenants of our multifamily properties to generate enough income to pay their rents in a timely manner, and the success of our investments depends upon the occupancy levels, rental income and operating expenses of our multifamily properties and our company. Tenants’ inability to timely pay their rents may be impacted by employment and other constraints on their personal finances, including debts, purchases and other factors. These and other changes beyond our control may adversely affect our tenants’ ability to make lease payments. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur costs in protecting our investment and re-leasing the premises. We may be unable to re-lease the premises for the rent previously received. We may be unable to sell a multifamily property with low occupancy without incurring a loss. These events and others could impair our ability to honor our obligations under the terms of the Bonds and may also cause the value of your investment to decline.

Our operating results and distributable cash flow depend on our ability to generate revenue from leasing our multifamily properties to tenants on terms favorable to us.

Our operating results will depend, in large part, on revenues derived from leasing units in the multifamily properties we expect to own. We will be subject to the credit risk of our tenants, and to the extent our tenants default on their leases or fail to make rental payments we may suffer a decrease in our revenue. In addition, if a tenant does not pay its rent, we may not be able to enforce our rights as landlord without delays and we may incur substantial legal costs. We are also subject to the risk that we will not be able to lease space in our multifamily properties or that, upon the expiration of leases for space located in our multifamily properties, leases may not be renewed, the space may not be re-leased or the terms of renewal or re-leasing may be less favorable to us than current lease terms. If vacancies continue for a long period of time, we may suffer reduced revenues which would impair our ability to honor our obligations under the terms of the Bonds. In addition, the resale value of the multifamily property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property. Further, costs associated with multifamily real estate investment, such as real estate taxes and maintenance costs, generally are not reduced when circumstances cause a reduction in income from the investment. These events would cause a significant decrease in revenues and could impair our ability to honor our obligations under the terms of the Bonds.

Costs incurred in complying with governmental laws and regulations may reduce our net income and the cash available for distributions.

Our company and the multifamily properties we expect to own are subject to various federal, state and local laws and regulations relating to environmental protection and human health and safety. Federal laws such as the National Environmental Policy Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Solid Waste Disposal Act as amended by the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, the Federal Clean Air Act, the Toxic Substances Control Act, the Emergency Planning and Community Right to Know Act and the Hazard Communication Act and their resolutions and corresponding state and local counterparts govern such matters as wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials and the remediation of contamination associated with disposals. The multifamily properties we acquire will be subject to the Americans with Disabilities Act of 1990 which generally requires that certain types of buildings and services be made accessible and available to people with disabilities. These laws may require us to make modifications to our properties. Some of these laws and regulations impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were illegal. Compliance with these laws and any new or more stringent laws or regulations may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. In addition, there are various federal, state and local fire, health, life-safety and similar regulations with which we may be required to comply, and which may subject us to liability in the form of fines or damages for noncompliance.

Our multifamily properties may be affected by our tenants’ activities or actions, the existing condition of land when we buy it, operations in the vicinity of our multifamily properties, such as the presence of underground storage tanks, or activities of unrelated third parties. The presence of hazardous substances, or the failure to properly remediate these substances, may make it difficult or impossible to sell or rent such property. Any material expenditures, fines, or damages we must pay will impair our ability to honor our obligations under the terms of the Bonds and may reduce the value of your investment.

Any uninsured losses or high insurance premiums will reduce our net income and the amount of our cash available to honor our obligations under the terms of the Bonds.

Our company will attempt to obtain adequate insurance to cover significant areas of risk to us, as a company, and to the multifamily properties we expect to own. However, there are types of losses at the property level, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. We may not have adequate coverage for such losses. If any of our multifamily properties incur a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would impair our ability to honor our obligations under the terms of the Bonds.

As part of otherwise attractive properties, we may acquire some properties with existing lock out provisions, which may inhibit us from selling a multifamily property, or may require us to maintain specified debt levels for a period of years on some properties.

Loan provisions could materially restrict us from selling or otherwise disposing of or refinancing multifamily properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available to honor our obligations under the terms of the Bonds. Loan provisions may prohibit us from reducing the outstanding indebtedness with respect to multifamily properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties.

Loan provisions could impair our ability to take actions that would otherwise be in the best interests of the Bondholders and, therefore, may have an adverse impact on the value of your investment, relative to the value that would result if the loan provisions did not exist. In particular, loan provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our Bondholders.

If we elect to renovate and/or reposition, properties we expect to acquire, such actions will expose us to additional risks beyond those associated with owning and operating multifamily properties and could materially and adversely affect us.

We may renovate and/or reposition one or more of the properties we expect to acquire or improve vacant portions of the properties we expect to acquire. If we elect to do so, we will be subject to additional risks and our business may be adversely affect by:

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abandonment of improvement opportunities after expending significant cash and other resources to determine feasibility, requiring us to expense costs incurred in connection with the abandoned property improvement;

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construction costs of a property improvement exceeding our original estimates;

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failure to complete a property improvement on schedule or in conformity with building plans and specifications;

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the lack of available construction financing on favorable terms or at all;

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the lack of available permanent financing upon completion of a property improvement initially financed through construction loans on favorable terms or at all;

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failure to obtain, or delays in obtaining, necessary zoning, land use, building, occupancy and other required governmental permits and authorizations;

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liability for injuries and accidents occurring during the construction process and for environmental liabilities, including those that may result from off-site disposal of construction materials;

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our inability to comply with any build-to-suit tenant’s procurement standards and processes in place from time to time; and

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circumstances beyond our control, including: work stoppages, labor disputes, shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers, changes in laws relating to union organizing activity, lack of adequate utility infrastructure and services, our reliance on local subcontractors, who may not be adequately capitalized or insured, and shortages, delay in availability, or fluctuations in prices of, building materials.

Any of these circumstances could give rise to delays in the start or completion of, or could increase the cost of, improving one or more of the properties we expect to acquire. We cannot assure you that we will be able to recover any increased costs by raising our lease rates. Additionally, due to the amount of time required for planning, constructing and leasing of improved properties, we may not realize a significant cash return for several years. Furthermore, any of these circumstances could hinder our growth and materially and adversely affect us. In addition, new improvement activities, regardless of whether or not they are ultimately successful, typically require substantial time and attention from management.

Adverse economic conditions may negatively affect our results of operations and, as a result, our ability to satisfy our bond service obligations.

Our operating results may be adversely affected by market and economic challenges, which may negatively affect our returns and profitability and, as a result, our ability to satisfy our bond service obligations. These market and economic challenges include, but are not limited to, the following:

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any future downturn in the U.S. economy and the related reduction in spending, reduced real estate prices and high unemployment could result in tenant defaults under leases, vacancies at our apartment communities and concessions or reduced rental rates under new leases due to reduced demand;

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the rate of household formation or population growth in our target markets or a continued or exacerbated economic slow-down experienced by the local economies where our properties are located or by the real estate industry generally may result in changes in supply of or demand for apartment units in our target markets; and

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the failure of the real estate market to attract the same level of capital investment in the future that it attracts at the time of our purchases or a reduction in the number of companies seeking to acquire properties may result in the value of our investments not appreciating or decreasing significantly below the amount we pay for these investments.

The length and severity of any economic slow-down or downturn cannot be predicted. Our operations and, as a result, our ability to satisfy our bond service obligations could be materially and adversely affected to the extent that an economic slow-down or downturn is prolonged or becomes severe.

Construction difficulties or delays for any development project that our company invests in may have an adverse impact on our operations and revenues.

Our company may invest up to one third of the proceeds from the offering to acquire interests in multifamily development projects.  The success of these investments will indirectly depend upon a variety of factors, many of which are outside our control. These factors include:

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failure or delay in obtaining necessary zoning or planning approvals;

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difficulties or delays in obtaining building, occupancy, licensing and other required governmental permits for construction of the property;

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failure to complete construction of the property on budget and on schedule;

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failure of third party contractors and subcontractors to perform under their contracts;

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shortages of labor or materials that could delay construction or make it more expensive;

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adverse weather conditions that could delay construction;

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increased costs resulting from changes in general economic conditions or increases in the costs of materials; and

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increased costs as a result of addressing changes in laws and regulations or how existing laws and regulations are applied.

Any of these factors could cause the multifamily development project to experience lower than expected returns which could adversely affect our returns from our investments in such projects.

Our expenses may remain constant or increase, even if our revenues decrease, causing our results of operations to be adversely affected.

Costs associated with our business, such as mortgage payments, real estate taxes, insurance premiums and maintenance costs, are relatively inflexible and generally do not decrease, and may increase, when a property is not fully occupied, rental rates decrease, a tenant fails to pay rent or other circumstances cause a reduction in property revenues. As a result, if revenues drop, we may not be able to reduce our expenses accordingly, which would adversely affect our financial condition and results of operations.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we are subject to registration under the Investment Company Act, we will not be able to continue our business.

Neither we, nor any of our subsidiaries intend to register as an investment company under the Investment Company Act. We expect that our subsidiaries’ investments in real estate will represent the substantial majority of our total asset mix, which would not subject us to the Investment Company Act. In order to maintain an exemption from regulation under the Investment Company Act, we intend to engage, through our wholly-owned and majority-owned subsidiaries, primarily in the business of buying real estate, and these investments must be made within a year after this offering ends. If we are unable to invest a significant portion of the proceeds of this offering in properties within one year of the termination of this offering, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns, which would reduce the cash available for fulfilling our obligations under the Bonds.

We expect that most of our assets will be held through wholly-owned or majority-owned subsidiaries of our company. We expect that most of these subsidiaries will be outside the definition of investment company under Section 3(a)(1) of the Investment Company Act as they are generally expected to hold at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority- owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. We believe that we, and our subsidiaries, will not all within either definition of investment company as we intend to invest primarily in real property, through our wholly-owned or majority-owned subsidiaries, the majority of which we expect to have at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. As these subsidiaries would be investing either solely or primarily in real property, they would be outside of the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. We are organized as a holding company that conducts its businesses primarily through its subsidiaries. Both we and our operating partnership intend to conduct our operations so that they comply with the 40% test. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that neither we nor our subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because neither we nor the operating partnership will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through wholly-owned or majority-owned subsidiaries, we will be primarily engaged in the non-investment company businesses of these subsidiaries.

In the event that the value of investment securities held by the subsidiaries of our company were to exceed 40%, we expect our subsidiaries to be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires each of our subsidiaries relying on this exception to invest at least 55.0% of its portfolio in “mortgage and other liens on and interests in real estate,” which we refer to as “qualifying real estate assets” and maintain at least 80% of its assets in qualifying real estate assets or other real estate-related assets. The remaining 20% of the portfolio can consist of miscellaneous assets. What we buy and sell is therefore limited to these criteria. How we determine to classify our assets for purposes of the Investment Company Act will be based in large measure upon no action letters issued by the SEC staff in the past and other SEC interpretive guidance. These no action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain mortgage loans, participations in mortgage loans, mortgage-backed securities, mezzanine loans, joint venture investments and the equity securities of other entities may not constitute qualifying real estate assets and therefore investments in these types of assets may be limited. No assurance can be given that the SEC will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the SEC may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

In the event that we, or our subsidiaries, were to acquire assets that could make either our company or the respective subsidiary fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act, we believe that we would still qualify for an exclusion from registration pursuant to Section 3(c)(6). Section 3(c)(6) excludes from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of certain specified businesses. These specified businesses include the business described in Section 3(c)(5)(C) of the Investment Company Act. It also excludes from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of such specified businesses from which at least 25.0% of such company’s gross income during its last fiscal year is derived, together with any additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and subsidiaries may rely on Section 3(c)(6) if 55.0% of the assets of our operating partnership consist of, and at least 55.0% of the income of our subsidiaries is derived from, qualifying real estate assets owned by wholly-owned or majority-owned subsidiaries of our operating partnership.

To ensure that neither we, nor our subsidiaries, are required to register as an investment company, each entity may be unable to sell assets they would otherwise want to sell and may need to sell assets they would otherwise wish to retain. In addition, we or our subsidiaries may be required to acquire additional income or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. Although we and our subsidiaries intend to monitor our portfolio periodically and prior to each acquisition or disposition, any of these entities may not be able to maintain an exclusion from registration as an investment company. If we or our subsidiaries are required to register as an investment company but fail to do so, the unregistered entity would be prohibited from engaging in our business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business.

Risks Associated with Debt Financing

We use debt financing to acquire properties and otherwise incur other indebtedness, which increases our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We are permitted to acquire real properties and other real estate-related investments including entity acquisitions by assuming either existing financing secured by the asset or by borrowing new funds. In addition, we may incur or increase our mortgage debt, if any, by obtaining loans secured by some or all of our assets to obtain funds to acquire additional investments or to pay our Bond Service Obligations under our Bonds. If we mortgage a property and have insufficient cash flow to service the debt, we risk an event of default which may result in our lenders foreclosing on the properties securing the mortgage.

High levels of debt or increases in interest rates could increase the amount of our loan payments, which could reduce our ability to honor our obligations under the terms of the Bonds.

Our policies do not limit us from incurring debt junior to the Bonds nor limit our subsidiaries from incurring any debt. High debt levels could cause us to incur higher interest charges, result in higher debt service payments, and may be accompanied by restrictive covenants. Interest we pay reduces cash available to honor our obligations under the terms of the Bonds. Additionally, with respect to any variable rate debt, increases in interest rates may increase our interest costs, which would reduce our cash flow and our ability to honor our obligations under the terms of the Bonds. In addition, if we need to repay debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments and could result in a loss. In addition, if we are unable to service our debt payments, our lenders may foreclose on our interests in the real property that secures the loans we have entered.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and restrict our ability to honor our obligations under the terms of the Bonds.

Our ability to acquire properties or to make capital improvements to or remodel properties will depend on our ability to obtain debt or equity financing from third parties or the sellers of properties. If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available to honor our obligations under the terms of the Bonds and may hinder our ability to raise additional funds from capital contributions, additional bonds or borrowing more money.

We may use mezzanine financing to acquire properties, which could increase our expenses and could reduce our ability to honor our obligations under the terms of the Bonds.

Our policies do not limit us from incurring mezzanine debt. Mezzanine debt generally carries higher interest rates and could result in higher debt service payments, and may be accompanied by restrictive covenants. Interest we pay could reduce cash available to honor our obligations under the terms of the Bonds. In addition, if we are unable to service our mezzanine debt payments, if any, our mezzanine lenders may foreclose on our ownership interests securing such mezzanine loans. Some of our mezzanine financing may come from affiliates.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to honor our obligations under the terms of the Bonds.

When providing financing, a lender may impose restrictions on us that affect our operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace our manager. These or other limitations may limit our flexibility and prevent us from achieving our operating goals. Prepayment penalties or defeasance requirements required by lenders may make it economically infeasible for our trustee to exercise its remedies.

Our ability to obtain financing on reasonable terms would be impacted by negative capital market conditions.

Access to debt financing will depend on a financial institution’s willingness to lend to the company or underlying property owner, and on conditions in the capital markets in general. Market fluctuations in real estate loans may affect the availability and cost of loans. Likewise, prevailing market conditions at the time the company may seek to sell or refinance an investment, or a property owner may seek to sell or refinance a property, may make it difficult, or prohibitively expensive, for a potential buyer to obtain purchase money financing or refinancing of the then-existing debt. Based on historical interest rates, current interest rates are low and, as a result, it is likely that the interest rates available for future real estate loans and refinancings will be higher than the current interest rates for such loans, which may have a material and adverse impact on the properties and, commensurately, the company. Investment returns on our assets and our ability to make acquisitions could be adversely affected if we are not able to secure financing on reasonable terms, if at all.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our ability to honor our obligations under the terms of the Bonds.

We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump sum or “balloon” payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available to honor our obligations under the Bonds because cash otherwise available for payment will be required to pay principal and interest associated with these mortgage loans.

To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective, may reduce the overall financial benefit of your investment, and may expose us to the credit risk of counterparties.

We may use derivative financial instruments to hedge exposures to interest rate fluctuations on loans secured by our assets and investments in collateralized mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time.

To the extent that we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to financing, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We intend to manage credit risk by dealing only with major financial institutions that have high credit ratings. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. We intend to manage basis risk by matching, to a reasonable extent, the contract index to the index upon which the hedged asset or liability is based. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. We intend to manage legal enforceability risks by ensuring, to the best of our ability, that we contract with reputable counterparties and that each counterparty complies with the terms and conditions of the derivative contract. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to honor our obligations under the terms of the Bonds.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting the underwriting compensation and offering costs and expenses payable by us, will be approximately $44,030,000 if we sell the maximum offering amount, assuming the Bonds are purchased and issued without the application of any discounts. We intend to use the net proceeds from this offering to invest in multifamily properties. The remaining proceeds will be used to pay fees and expenses of this offering, and fees and expenses related to selection and acquisition of investments. If we do not sell the maximum number of Bonds, our net proceeds from the offering will be reduced; however, we will still use net proceeds from the offering to acquire properties in our target asset class. A summary of the anticipated use of the proceeds is below:

	Maximum Offering (Price to the Public $1,000 per Bond)		Maximum Offering (Maximum Discounted Price to the Public $970 per Bond) (8)
	Amount	Percent	Amount	Percent
Gross offering Proceeds	$50,000,000(1)	100.00%	$48,500,000	100.00%
Less offering Expenses:
Selling commissions and Managing Broker-Dealer Fee (2)	$4,000,000	8.00%	$3,880,000	8.00%
Non-accountable Marketing and Due Diligence Expense Reimbursements (3)	$500,000	1.00%	$485,000	1.00%
Organizational and Offering Fee (4)	$335,000	0.67%	$324,950	0.67%
Promotional Fee (5)	$940,000	1.88%	$911,800	1.88%
Blue Sky Fees (5)	$75,000	0.15%	$75,000	0.15%
Servicing Fee (6)	$ 120,000	0.24%	$ 120,000	0.25%
Amount Available For Investment (7)	$ 44,030,000	88.06%	$ 42,703,250	88.05%
_________
(1)
This assumes we sell the remaining Bonds at the Price to the Public. We may issue the remaining Bonds with a volume-weighted discount, or the Discount, of up to 3.0% (See “Plan of Distribution – Volume-Weighted Discount”). If we issue the remaining Bonds with the maximum Discount, gross offering proceeds will be $48,500,000 if we sell the maximum offering amount, and the amount available for investment will be $42,703,250 if we sell the maximum offering amount.

(2)
This includes selling commissions of 6.0% and a Managing Broker-Dealer Fee of up to 2.0% of the gross proceeds of this offering to be paid on Bonds offered on a best efforts basis without consideration of any discounts for Bonds purchased by certain persons including those purchasing through a registered investment advisor. Our Managing Broker-Dealer, Arete, will receive selling commissions equal to 6.0% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members, and a Managing Broker-Dealer Fee of up to 2.0% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members. This amount assumes all Bonds sold in this offering are sold by Selling Group Members. See “Plan of Distribution” in this Offering Circular for a description of such provisions.

(3)
The Managing Broker-Dealer will receive a non-accountable marketing and due diligence expense reimbursement in an amount up to 1.0% of aggregate gross offering proceeds.

(4)
Organizational and offering expenses include all expenses (other than those listed in the chart) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charge of our escrow holder, and amounts to reimburse our manager for its portion of the salaries of the employees of its affiliates who provide services to our manager and other costs in connection with administrative oversight of the offering and marketing process and preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by broker-dealers. Start-up and organization costs will be expensed as incurred and syndication costs will be reflected as a reduction of member’s equity and will be allocated to the member’s capital accounts upon the sale or liquidation of our company. Our company will reimburse our manager for the cumulative organizational and offering expenses incurred by our manager and its affiliates in connection with this offering and our organization, including advanced expenses and any organizational and offering expenses incurred in prior periods related to this offering, in an amount equal to up to 0.67% of the gross offering proceeds from this offering (assuming no Bonds are sold subject to a volume- weighted discount, up to $335,000 if the maximum offering amount is sold). Our manager will pay our actual organizational and offering expense out of the organizational and offering fee. To the extent actual organizational and offering expenses exceed 0.67% of the gross proceeds raised in the offering, the organizational and offering fee, our manager will pay such amounts without reimbursement from us. Our manager will not be reimbursed for the direct payment of such organizational and offering expenses that exceed 0.67% of the aggregate gross proceeds of this offering over the life of the offering. We will not reimburse our manager for any portion of the salaries and benefits to be paid to its executive officers named in “Directors and Executive Officers.”

(5)
Our manager will receive a promotional fee of up to 1.88% of the gross proceeds of this offering (assuming no Bonds are sold subject to a volume- weighted discount, up to $940,000 if the maximum offering amount is sold) to be paid to our manager in compensation for promoting this offering. Our manager anticipates blue sky fees of $75,000 in connection with this offering.

(6)
Our Managing Broker-Dealer will receive a monthly servicing fee of $5,000 which may amount to an aggregate fee of $120,000 if the offering is not terminated prior to the Offering Termination Date. If the offering is extended for the full extension term, in the sole discretion of our manager, then the aggregate fee may amount to up to $180,000.

(7)
Until required in connection with the acquisition of properties, substantially all of the net proceeds of the offering and, thereafter, any working capital reserves we may have, may be invested in short-term, highly-liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts. Funds available for investment may be used to acquire or invest in new properties. If we sell substantially less than the maximum offering amount and are unable to acquire properties with the proceeds from this offering and conventional mortgage debt, then we may use all of the proceeds from this offering to acquire other interests in real estate as permissible under the Investment Company Act as discussed below.

(8)
If Bonds are sold at volume-weighted discounts (see “Plan of Distribution – Volume-Weighted Discount”), then selling commissions, Managing Broker-Dealer Fee, non-accountable marketing and due diligence expense reimbursements, organizational and offering fee, promotional fee and amount available for investment will be reduced in proportion to such Discounts. In addition to volume-weighted discounts, we may provide certain discounts in connection with the sale of Bonds in this offering to certain persons (see “Plan of Distribution – Discounts for Bonds Purchased by Certain Persons”).

PLAN OF DISTRIBUTION

Who May Invest

As a Tier II, Regulation A offering, investors must comply with the 10% limitation to investment in the offering, as prescribed in Rule 251. Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

The only investor in this offering exempt from this limitation is an accredited investor, an “Accredited Investor,” as defined under Rule 501 of Regulation D. If you meet one of the following tests you qualify as an Accredited Investor:

(i)
You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse (or spousal equivalent) in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)
You are a natural person and your individual net worth, or joint net worth with your spouse (or spousal equivalent), exceeds $1,000,000 at the time you purchase the Bonds (please see below on how to calculate your net worth);

(iii)
You are an executive officer, director, trustee, general partner or advisory board member of the issuer or a person serving in a similar capacity as defined in the Investment Company Act of 1940, as amended, the Investment Company Act, or a manager or executive officer of the general partner of the issuer;

(iv)
You are an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or an exempt reporting adviser as defined in Section 203(l) or Section 203(m) of that act, or an investment adviser registered under applicable state law.

(v)
You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, the Code, a corporation, a Massachusetts or similar business trust or a partnership or a limited liability company, not formed for the specific purpose of acquiring the Bonds, with total assets in excess of $5,000,000;

(vi)
You are an entity, with investments, as defined under the Investment Company Act, exceeding $5,000,000, and you were not formed for the specific purpose of acquiring the Bonds;

(vii)
You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, as amended, the Investment Company Act, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958, any Rural Business Investment Company as defined in the Consolidated Farm and Rural Development Act of 1961 or a private business development company as defined in the Investment Advisers Act of 1940;

(viii)
You are an entity with total assets not less than $5,000,000 (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(ix)
You are a trust with total assets in excess of $5,000,000, your purchase of the Bonds is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Bonds;

(x)
You are a family client of a family office, as defined in the Investment Advisers Act, with total assets not less than $5,000,000, your purchase of the Bonds is directed by a person who has such knowledge and experience in financial and business matters that the family office is capable of evaluating the merits and risks of the prospective investment, and the family office was not formed for the specific purpose of investing in the Bonds;

NOTE: For the purposes of calculating your net worth, Net Worth is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the donor or grantor is the fiduciary and fiduciary directly or indirectly provides funds for the purchase of the Bonds.

Determination of Suitability

The Selling Group Members and registered investment advisors recommending the purchase of Bonds in this offering have the responsibility to make every reasonable effort to determine that your purchase of Bonds in this offering is a suitable and appropriate investment for you based on information provided by you regarding your financial situation and investment objectives. In making this determination, these persons have the responsibility to ascertain that you:

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meet the minimum income and net worth standards set forth under “Plan of Distribution – Who May Invest” above;

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can reasonably benefit from an investment in our Bonds based on your overall investment objectives and portfolio structure;

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are able to bear the economic risk of the investment based on your overall financial situation;

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are in a financial position appropriate to enable you to realize to a significant extent the benefits described in this Offering Circular of an investment in our Bonds; and

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have apparent understanding of:

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the fundamental risks of the investment;

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the risk that you may lose your entire investment;

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the lack of liquidity of our Bonds;

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the restrictions on transferability of our Bonds; and

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the tax consequences of your investment.

Relevant information for this purpose will include at least your age, investment objectives, investment experience, income, net worth, financial situation, and other investments as well as any other pertinent factors. The Selling Group Members and registered investment advisors recommending the purchase of Bonds in this offering must maintain, for a six-year period, records of the information used to determine that an investment in Bonds is suitable and appropriate for you.

The Offering

We are offering up to $50,000,000 in the aggregate of our Bonds to the public through our Managing Broker-Dealer at a price of $1,000.00 per Bond.

Until the initial closing occurs and thereafter prior to each additional closing, the proceeds received in the offering will be kept in an escrow account held by UMB Bank as escrow agent.

Our manager has arbitrarily determined the selling price of the Bonds and such price bears no relationship to our book or asset values, or to any other established criteria for valuing issued or outstanding Bonds.

The Bonds are being offered on a “best efforts” basis, which means generally that the Managing Broker-Dealer is required to use only its best efforts to sell the Bonds and it has no firm commitment or obligation to purchase any of the Bonds. The offering will continue until the Offering Termination Date, subject to extension in the sole discretion of our manager for an additional twelve (12) months. We will conduct the initial closing on the sale of Bonds on the last day of the first month during which we accept any subscriptions for purchases of Bonds in the offering. Following achievement of our initial closing, we will conduct closings in this offering once per month, on the last business day of the applicable month, assuming there are funds to close, until the Offering Termination Date. Once a subscription has been submitted and accepted by our company, an investor will not have the right to request the return of its subscription payment prior to the next closing date. If subscriptions are received on or before a closing date and accepted by our company prior to such closing, any such subscriptions will be closed on that closing date. If subscriptions are received on or before a closing date but not accepted by the Company prior to such closing, any such subscriptions will be closed on the next closing date. The offering will be made on a best-efforts basis through Arete, our Managing Broker-Dealer.

Managing Broker-Dealer and Compensation We Will Pay for the Sale of Our Bonds

Our Managing Broker-Dealer, Arete, will receive selling commissions equal to 6.0% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members. Our Managing Broker-Dealer will also receive a Managing Broker- Dealer Fee of up to 2.0% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members, as compensation for acting as the Managing Broker-Dealer. Additionally, we have agreed to pay to our Managing Broker-Dealer a non- accountable marketing and due diligence expense reimbursement in an amount up to 1.0% of aggregate gross offering proceeds. In addition, our Managing Broker-Dealer will receive a monthly servicing fee of $5,000 which may amount to an aggregate fee of $120,000 if the offering is not terminated prior to the Offering Termination Date. If the offering is extended for the full extension term, in the sole discretion of our manager, then the aggregate fee may amount to up to $180,000. The aggregate of the selling commissions, the Managing Broker-Dealer Fee, non- accountable marketing and due diligence expense reimbursements and servicing fee equate to a maximum amount of 9.3% of gross proceeds from this offering.

Set forth below is a table indicating the estimated compensation and expenses that will be paid in connection with the offering to our Managing Broker-Dealer assuming we raise the Maximum Offering Amount.

Offering:	Per Bond	Total Maximum
Price to public	$1,000.00	$50,000,000
Less selling commissions	$60.00	$3,000,000
Less Managing Broker-Dealer Fee	$20.00	$1,000,000
Less Non-accountable Marketing and Due Diligence Expense Reimbursements	$10.00	$500,000
Less Servicing Fee	$ --	$ 120,000
Remaining Proceeds	$990.00	$ 45,380,000

We have agreed to indemnify our Managing Broker-Dealer, the Selling Group Members and selected registered investment advisors, against certain liabilities arising under the Securities Act. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

Included within the compensation described above and not in addition to, our manager may pay certain costs associated with the sale and distribution of our Bonds, including salaries of wholesalers. We will not reimburse our manager for such payments. Nonetheless, such payments will be deemed to be “underwriting compensation” by FINRA. In accordance with the rules of FINRA, the table above sets forth the nature and estimated amount of all items that will be viewed as “underwriting compensation” by FINRA that are anticipated to be paid by us and our sponsor in connection with the offering. The amounts shown assume we sell all of the Bonds offered hereby and that all Bonds are sold in our offering through Selling Group Members, which is the distribution channel with the highest possible selling commissions and a Managing Broker-Dealer Fee.

It is illegal for us to pay or award any commissions or other compensation to any person engaged by you for investment advice as an inducement to such advisor to advise you to purchase any of our Bonds; however, nothing herein will prohibit a registered broker- dealer or other properly licensed person from earning a sales commission in connection with a sale of the Bonds.

Other Compensation

We intend to reimburse our manager for the cumulative organizational and offering expenses incurred by our manager and its affiliates in connection with this offering and our organization, including advanced expenses and any organizational and offering expenses incurred in prior periods related to this offering, in an amount equal to up to 0.67% of the gross offering proceeds from this offering (assuming no Bonds are sold subject to a volume- weighted discount, up to $335,000 if the maximum offering amount is sold). Our manager will pay our actual organizational and offering expense out of the organizational and offering fee. To the extent actual organizational and offering expenses exceed 0.67% of the gross proceeds raised in the offering, the organizational and offering fee, our manager will pay such amounts without reimbursement from us. Our manager will also a promotional fee equal to up to 1.88% of the gross offering proceeds from this offering (assuming no Bonds are sold subject to a volume-weighted discount, up to $940,000 if the maximum offering amount is sold)). We will also reimburse our manager for any fees related to filings required under the various blue sky laws which our manager estimates to be approximately $75,000.

Our manager intends to use, in whole or in part, the aforementioned organizational and offering fee to reimburse the Managing Broker-Dealer for its underwriting expenses in connection with the offering. Such underwriting expenses of the Managing Broker-Dealer may include, without limitation, fees paid by registered representatives associated with the Managing Broker-Dealer to attend retail seminars sponsored by Selling Group Members, costs associated with sponsoring conferences, including reimbursements for registered representatives associated with Selling Group Members to attend educational conferences sponsored by us or the Managing Broker-Dealer, reimbursements for customary lodging, meals and reasonable entertainment expenses and promotional items, technology costs and legal fees of the Managing Broker-Dealer. The marketing fees may be paid to any particular Selling Group Member based upon prior or projected volume of sales and the amount of marketing assistance and the level of marketing support provided by a Selling Group Member in the past and anticipated to be provided in this offering. Any such underwriting expenses must comply with FINRA Rules, including FINRA Rules concerning non-cash compensation. In no event will the maximum amount of underwriting compensation from any source (including fees described in this paragraph, or the selling commissions, the Managing Broker-Dealer Fee and non-accountable marketing and due diligence expense reimbursements discussed above) payable to underwriters, broker-dealers or affiliates exceed 9.00% of the gross offering proceeds of this offering.

Limitations on Underwriting Compensation

The Managing Broker-Dealer will monitor the aggregate amount of underwriting compensation that we and the manager pay in connection with this offering in order to ensure we comply with the underwriting compensation limits of applicable FINRA rules, including FINRA Rule 2310, which prohibits underwriting compensation in excess of 10.00% of the gross offering proceeds.

Volume-Weighted Discount - Applicable to All Purchasers

We are offering the volume-weighted Discount to the Price to Public of $1,000.00 described below. The Discount applicable to certain sales is specified in the table below.

Number of Bonds	Discount	Price Per Bond
50-149 Bonds	1%	$990
150-249 Bonds	2%	$980
250 or more Bonds	3%	$970

All other terms of the offering and the Bonds, including the Price to Public of $1,000.00 shall remain the same. The Bonds shall continue to be denominated in $1,000.00 increments. Any Discounts applied will reduce net proceeds to the company. If Bonds are sold at volume-weighted discounts, then selling commissions, Managing Broker-Dealer Fee, non-accountable marketing and due diligence expense reimbursements, organizational and offering fee, promotional fee and amount available for investment will be reduced in proportion to such Discounts.

The company may terminate application of Discount at any time in its sole discretion by filing a supplement to the Offering Statement of which this Offering Circular is a part with the SEC at least thirty (30) calendar days prior to the termination date of Discount as a termination notice to the investors. Any investors who submit the subscription materials and funds required by the company on or before the Discount termination date should qualify for application of the Discount; any investors who submit the subscription materials and funds required by the company after the Discount termination date should not qualify for application of the Discount.

Discounts for Bonds Purchased by Certain Persons

We may pay reduced or no selling commissions and/or Managing Broker-Dealer Fees in connection with the sale of Bonds in this offering to:

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registered principals or representatives of our dealer-manager or a participating broker (and immediate family members of any of the foregoing persons);

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our employees, officers and directors or those of our manager, or the affiliates of any of the foregoing entities (and the immediate family members of any of the foregoing persons), any benefit plan established exclusively for the benefit of such persons or entities, and, if approved by our board of directors, joint venture partners, consultants and other service providers;

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clients of an investment advisor registered under the Investment Advisers Act of 1940 or under applicable state securities laws (other than any registered investment advisor that is also registered as a broker-dealer, with the exception of clients who have “wrap” accounts which have asset based fees with such dually registered investment advisor/broker-dealer); or

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persons investing in a bank trust account with respect to which the authority for investment decisions made has been delegated to the bank trust department.

For purposes of the foregoing, “immediate family members” means such person’s spouse, parents, children, brothers, sisters, grandparents, grandchildren and any such person who is so related by marriage such that this includes “step-” and “-in-law” relations as well as such persons so related by adoption. In addition, participating brokers contractually obligated to their clients for the payment of fees on terms inconsistent with the terms of acceptance of all or a portion of the selling commissions and/or Managing Broker-Dealer Fees may elect not to accept all or a portion of such compensation. In that event, such Bonds will be sold to the investor at a per Bond purchase price, net of all or a portion of selling commissions. All sales must be made through a registered broker-dealer participating in this offering, and investment advisors must arrange for the placement of sales accordingly through the Managing Broker-Dealer. The net proceeds to us will not be affected by reducing or eliminating selling commissions and/or Managing Broker-Dealer Fees payable in connection with sales to or through the persons described above. Purchasers purchasing net of some or all of the selling commissions and Managing Broker-Dealer Fees will receive Bonds in principal amount of $1,000 per Bond purchased.

Either through this offering or subsequently on any secondary market, affiliates of our company may buy bonds if and when they choose. There are no restrictions to these purchases. Affiliates that become Bondholders will have rights on parity with all other Bondholders.

How to Invest

Subscription Agreement

All investors will be required to complete and execute a subscription agreement in the form filed as an exhibit to the Offering Statement of which this Offering Circular is a part. The subscription agreement is available from your registered representative or financial adviser and should be delivered to Trilogy Multifamily Income & Growth Holdings I, LLC, c/o Great Lakes Fund Solutions at 500 Park Avenue, Suite 114, Lake Villa, Illinois 60046, together with payment in full by check or wire of your subscription purchase price in accordance with the instructions in the subscription agreement. We anticipate that we will hold closings for purchases of the Bonds on a monthly basis. You should pay for your Bonds by check payable to or wire transfer directed to “UMB Bank, N.A. as escrow agent for Trilogy Multifamily Income & Growth Holdings I, LLC 5.0% Bonds.”

Proceeds will be held with the escrow agent in an escrow account subject to compliance with Exchange Act Rule 15c2-4 until closing occurs. Our Managing Broker-Dealer and/or the Selling Group Members will submit a subscriber’s form(s) of payment, generally by noon of the next business day following receipt of the subscriber’s subscription agreement and form(s) of payment.

You will be required to represent and warrant in your subscription agreement that your investment in the Bonds does not exceed 10% of your net worth or annual income, whichever is greater, if you are a natural person, or 10% of your revenues or net assets, whichever is greater, calculated as of your most recent fiscal year if you are a non-natural person, or that you are an accredited investor as defined under Rule 501 of Regulation D. By completing and executing your subscription agreement you will also acknowledge and represent that you have received a copy of this Offering Circular, you are purchasing the Bonds for your own account and that your rights and responsibilities regarding your Bonds will be governed by the indenture and the form of global bond certificate each filed as an exhibit to the Offering Statement of which this Offering Circular is a part.

Book-Entry, Delivery and Form

All Bonds are being issued to investors in book-entry only format and will be represented by global bond certificates, or certificates, deposited with a nominee holder. The nominee holders are: (i) the Depository Trust Company, or DTC, or its nominee Cede & Co. for purchasers purchasing through DTC participants; and (ii) Great Lakes Fund Solutions Inc., or Great Lakes Fund Solutions, for purchasers not purchasing through a DTC Participant.

We have gained eligibility for the Bonds to be issued and held through the book-entry systems and procedures of DTC and intend for all Bonds purchased through DTC participants to be held via DTC’s book-entry systems and to be represented by certificates registered in the name of Cede & Co. (DTC’s nominee). For investors not purchasing through a DTC participant, the certificates representing their Bonds will be registered in the name of, and held by Great Lakes Fund Solutions. We may, in our sole discretion, alter the nominee for Bonds sold without a DTC participant.

So long as nominees as described above are the registered owners of the certificates representing the Bonds, such nominees will be considered the sole owners and holders of the Bonds for all purposes of the Bonds and the Indenture. Owners of beneficial interests in the Bonds will not be entitled to have the certificates registered in their names, will not receive or be entitled to receive physical delivery of the Bonds in definitive form and will not be considered the owners or holders under the Indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the Indenture. Accordingly, each person owning a beneficial interest in a Bond registered to DTC or its nominee must rely on either the procedures of DTC or its nominee on the one hand, and, if such entity is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a Bondholder. Purchasers owning a beneficial interest in a Bond registered to Great Lakes Fund Solutions, or another nominee holder as selected by our company, will rely on the procedures of Great Lakes Fund Solutions or such nominee holder in order exercise its rights a Bondholder.

As a result:

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you will not be entitled to receive a certificate representing your interest in the Bonds;

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all references in this Offering Circular to actions by Bondholders will refer to actions taken by DTC upon instructions from its direct participants, or by Great Lakes Fund Solutions by Bondholders holding beneficial interests in the Bonds registered in its name; and

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all references in this Offering Circular to payments and notices to Bondholders will refer either to (i) payments and notices to DTC or Cede & Co. for distribution to you in accordance with DTC procedures, or (ii) payments and notices to Great Lakes Fund Solutions or such other nominee holder for distribution to you in accordance with their applicable procedures.

The Depository Trust Company

We have obtained the information in this section concerning DTC and its book-entry systems and procedures from sources that we believe to be reliable. The description of the clearing system in this section reflects our understanding of the rules and procedures of DTC as they are currently in effect. DTC could change its rules and procedures at any time.

DTC will act as securities depositary for the Bonds registered in the name of its nominee, Cede & Co. DTC is:

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a limited-purpose trust company organized under the New York Banking Law;

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a “banking organization” under the New York Banking Law;

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a member of the Federal Reserve System;

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a “clearing corporation” under the New York Uniform Commercial Code; and

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a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

Purchases of Bonds under DTC’s system must be made by or through direct participants, which will receive a credit for the Bonds on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the Bonds are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Bonds.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Great Lakes Fund Solutions Inc.

All Bonds not purchased through a DTC participant will be registered in the name of Great Lakes Fund Solutions Inc. Direct purchasers of Bonds registered through Great Lakes Fund Solutions will receive a credit for Bonds on Great Lakes Fund Solutions records. Beneficial owners registered through Great Lakes Fund Solutions will receive written confirmation from UMB Bank, our Bond registrar, upon closing of their purchases. Transfers of Bonds registered to Great Lakes Fund Solutions will be accomplished by entries made on the books of UMB Bank at the behest of Great Lakes Fund Solutions acting on behalf of its beneficial holders.

Book-Entry Format

Under the book-entry format, UMB Bank, as our paying agent, will pay interest or principal payments to Cede & Co., as nominee of DTC, and to Great Lakes Fund Solutions. DTC will forward all payments it receives to the direct participants, who will then forward the payment to the indirect participants or to you as the beneficial owner. Great Lakes Fund Solutions will forward payments directly to beneficial owners of Bonds registered to Great Lakes Fund Solutions. You may experience some delay in receiving your payments under this system. Neither we, the trustee, nor any paying agent or sub-paying agent has any direct responsibility or liability for the payment of principal or interest on the Bonds to owners of beneficial interests in the certificates.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the Bonds. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the Indenture have no responsibility for any aspect of the actions of DTC or any of its direct or indirect participants or of Great Lakes Fund Solutions. In addition, we and the trustee under the Indenture have no responsibility or liability for any aspect of the records kept by DTC or any of its direct or indirect participants or Great Lakes Fund Solutions relating to or payments made on account of beneficial ownership interests in the Bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a Bondholder under the Indenture, and you can only exercise the rights of a Bondholder indirectly through DTC and its direct participants or through Great Lakes Fund Solutions, as applicable. DTC has advised us that it will only take action regarding a Bond if one or more of the direct participants to whom the Bond is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the Bonds as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge Bonds, and to take other actions, may be limited because you will not possess a physical certificate that represents your Bonds.

If the global bond certificate representing your Bonds is held by DTC, conveyance of notices and other communications by the trustee to the beneficial owners, and vice versa, will occur via DTC. The trustee will communicate directly with DTC. DTC will then communicate to direct participants. The direct participants will communicate with the indirect participants, if any. Then, direct participants and indirect participants will communicate to beneficial owners. Such communications will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

If the global bond certificate representing your Bonds is held by Great Lakes Fund Solutions, conveyance of notices and other communications by the trustee to the beneficial owners, and vice versa, will occur via Great Lakes Fund Solutions. The trustee will communicate directly with Great Lakes Fund Solutions, which will communicate directly with the beneficial owners.

The Trustee

UMB Bank has agreed to be the trustee under the Indenture. The Indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us and our affiliates.

The Indenture provides that in case an Event of Default (as defined herein) specified in the Indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Bondholder, unless the Bondholder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Resignation or Removal of the Trustee.

The trustee may resign at any time, or may be removed by the holders of a majority of the principal amount of then-outstanding Bonds. In addition, upon the occurrence of contingencies relating generally to the insolvency of the trustee, we may remove the trustee or a court of competent jurisdiction may remove the trustee upon petition of a holder of certificates. However, no resignation or removal of the trustee may become effective until a successor trustee has been appointed.

We are offering the Bonds pursuant to an exemption to the Trust Indenture Act of 1939, or the Trust Indenture Act. As a result, investors in our Bonds will not be afforded the benefits and protections of the Trust Indenture Act. However, in certain circumstances, our Indenture makes reference to the substantive provisions of the Trust Indenture Act.

Registrar and Paying Agent

We have designated UMB Bank as paying agent for the Bonds and Great Lakes Fund Solutions as sub-paying agent in respect of Bonds registered to it. UMB Bank will also act as registrar for the Bonds. The Bonds will be issued in book-entry form only, evidenced by global certificates, as such, payments will be made to DTC, its nominee or to Great Lakes Fund Solutions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

As of the date of this Offering Circular, we have not yet commenced active operations. Offering Proceeds will be applied to investment in properties and the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this Offering Circular. We will experience a relative increase in liquidity as we receive additional proceeds from the sale of Bonds and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition and operation of our properties or the payment of debt service.

Further, we have not entered into any arrangements creating a reasonable probability that we will acquire a specific property or other asset. The number of properties and other assets that we will acquire will depend upon the number of Bonds sold and the resulting amount of the net proceeds available for investment in properties and other assets. Until required for the acquisition or operation of assets or used for distributions, we will keep the net proceeds of this offering in short-term, low risk, highly liquid, interest-bearing investments.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our Indenture.

Results of Operation

Having not commenced active operations, we have not acquired any properties or other assets, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the commercial rental real estate industry and real estate generally, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

Liquidity and Capital Resources

We are offering and selling to the public in this offering up to $50,000,000 in the aggregate of our Bonds. Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans and securities we acquire, improvement costs, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our Bond Service Obligations. Generally, we will fund our acquisitions from the net proceeds of this offering. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash.

We expect to use debt financing as a source of capital. We have no limits on the amount of leverage we may employ; however, senior property debt is generally expected to be approximately 65.0% of the cost of our investments. See "Investment Policies" for more information.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the Bond Service Obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow from operations. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of the our reserve for debt service. Moreover, our manager may change this policy, in its sole discretion, at any time. See "Description of Company's Securities – Certain Covenants" in this Offering Circular for more information.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow. Note that, currently, we have not identified any source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Plan of Operations

We plan to invest in multifamily real estate assets for the twelve months following the commencement of our offering of Bonds. See “Investment Policies of our Company” for more information. We believe the proceeds from our offering of Bonds will satisfy the cash requirements of our plan to acquire assets.

GENERAL INFORMATION AS TO OUR COMPANY

Trilogy Multifamily Income & Growth Holdings I, LLC is a Delaware limited liability company formed on June 15, 2020 that invests in and operates multifamily properties, and makes such other real estate related investments as are consistent with its investment objectives and that our manager deems appropriate. Our company owns no property as of the date of this Offering Circular. The office of our company and Trilogy are located at 520 West Erie Street, Chicago, IL 60654, and the telephone number is (312) 750-0900.

Our company is solely managed by our manager which is wholly owned by I&G Partners. As a result, I&G Partners, through our manager, controls all aspects of our company.

Operating Agreement

Formation and Purpose

Our company was formed on June 15, 2020. Our company is governed by its operating agreement, dated as of September 25, 2020 and entered into under the laws of the State of Delaware, or the Operating Agreement. Under the Operating Agreement, our company was formed with the intent to acquire, own and operate multifamily real estate. Notwithstanding the intended purposes of our company, pursuant to the Operating Agreement, our company is permitted to transact any lawful business not required to be stated specifically in the Operating Agreement and for which limited liability companies may be formed under the Delaware Limited Liability Company Act (Title 6, Subtitle II, Chapter 18), as amended from time to time. See “Risk Factors – Risks Related to this Offering and Our Corporate Structure” for more information.

Management

The management of our company is entrusted solely to I&G Partners for as long as it remains the sole owner of our manager. Under the Operating Agreement, our manager, as the sole member of our company, has sole power to manage our company. Bondholders will have no rights in the management of our company.

Membership

Our company has one class of units, Class A Units. Our manager owns 100% Membership Interest, and I&G Partners wholly owns our manager. As a result, I&G Partners, through our manager, has a beneficial Membership Interest of 100%.

Indemnification

Our Operating Agreement limits the liability of our manager, I&G Partners and certain other persons or entities. See “Limitations on Liability” in this Offering Circular for more information.

Management and Advisory Agreement

I&G Partners, through our manager, has entered into a management and advisory agreement with Trilogy, an affiliate of I&G Partners, whereby Trilogy will manage the assets of our company and may provide other services such as property management, construction management and other advisory services.  In exchange for such services, Trilogy shall be entitled to receive all fees that are payable to our manager by us as described in this offering circular. See “Compensation of our Manager and Its Affiliates” for more information. The management and advisory agreement is filed as an exhibit to the Offering Statement of which this Offering Circular is a part.

Since 2008, Trilogy and its management team has had experience successfully acquiring, developing and managing a diversified portfolio of multifamily real estate properties. Trilogy currently owns approximately 4,000 units in 14 apartment communities across the U.S. Trilogy’s management team is comprised of operation managers who are responsible for the day-to-day operation of Trilogy and our company. See “Directors and Executive Officers” for more information on the management team of Trilogy and our company. The company does not currently have any employees.

POLICY WITH RESPECT TO CERTAIN ACTIVITIES

Issuance of Additional Securities

Except for those actions specifically discussed in this Offering Circular, the issuing of the Bonds will not impose any restrictions on the ability of our company to issue additional bonds, debt, preferred equity or other security. The Bonds will be our direct, senior unsecured obligations and will:

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rank equally with each other and with all of our existing and future unsecured and unsubordinated indebtedness outstanding from time to time;

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rank senior to all of our future indebtedness that by its terms is expressly subordinate to the Bonds;

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effectively be structurally subordinated to all existing and future indebtedness and other obligations of each of our subsidiaries, including the claims of mortgage lenders holding secured indebtedness, as to the specific property receiving each lender’s mortgage and other secured indebtedness.

Reports

We will furnish the following reports to each Bondholders:

Reporting Requirements under Tier II of Regulation A. We are required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We are required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; and current reports with the SEC on Form 1-U. The necessity to file current reports is triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Parts I & II of a Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending December 31st, our manager will cause to be mailed or made available, by any reasonable means, to each Bondholder as of a date selected by our manager, an annual report containing financial statements of our company for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, Company equity and cash flows, with such statements having been audited by an accountant selected by our manager. Our manager shall be deemed to have made a report available to each Bondholder as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and such report is publicly available on such system or (ii) made such report available on any website maintained by our company and available for viewing by the Bondholders.

INVESTMENT POLICIES OF OUR COMPANY

Investment Strategy

Our company focuses on investments in income-producing, multifamily real estate that will benefit from Trilogy’s real estate operating and leasing skills, including releasing, renovation, refinancing, repositioning and sale. Trilogy, as our asset and property manager, intends to actively participate in the management of our company’s properties, rather than holding the properties as passive investments. The objective of this strategy is to maximize cash flow and property value at the time of final disposition. By doing this, Trilogy maximizes the potential of our company to pay its obligations under the Bonds as they become due. Our company intends to target properties located in select U.S. markets with purchase prices typically in the range of $20 million and $75 million. Holding periods for our company’s investments will vary depending on a number of factors.

Our company will seek investment opportunities through opportunistic purchases and debt placement with an appropriate “margin of safety” for the investment. Our company aims to opportunistically purchase assets at a price that reflects a discount to a reasonable estimate of intrinsic value and a discount to an asset’s physical replacement cost and then to create value in the business plan. Over the holding period, Trilogy maintains the objective of transforming the property’s appeal through strategic capital improvements, improved amenities, and resident marketing and asset repositioning programs. These value-add strategies are designed to increase the cash yield of each investment and to support exit opportunities, creating a return profile less dependent on market conditions and associated market risk. When implemented, active strategies are expected to be a significant driver of investment returns.

Our company intends to issue $50,000,000 of bonds and utilize the proceeds to primarily acquire existing multifamily real estate assets. We may also use up to one third of the proceeds from the offering to acquire interests in multifamily development projects. As part of its acquisition program, our company intends to secure debt financing, in addition to the bond proceeds, to acquire such assets. Cash flow generated by the acquired assets will be utilized to make interest payments to the bond holders at the rate of 5% annually. As detailed in the Offering Circular Summary, additional interest shall accrue for the benefit of the bond holders and may be distributed based on the operating performance and ultimate disposition of the multifamily assets.

Our company does not own any properties, nor has it identified any properties which are probable for acquisition, as of the date of this Offering Circular.

Dispositions

We may from time to time dispose of properties if, based upon management’s periodic review of our portfolio, our manager determines such action would be in our best interest. In addition, we may elect to enter into joint ventures or other types of co-ownership with respect to properties that we already own, either in connection with acquiring interests in other properties or from investors to raise equity capital.

Leverage of Properties

Our company may borrow money to acquire its properties when Trilogy determines that it is advantageous to our company. By operating on a leveraged basis, our company expects that it will have more funds available for investment in properties and other investments. This will allow our company to make more investment than would otherwise be possible, resulting in a more diversified portfolio. Although our company expects its liability for the repayment of indebtedness to be limited to the value of the specific property securing the liability and the rents or profits derived therefrom, our company’s use of leverage may increase the risk of default on the mortgage payments and a resulting foreclosure of a particular property. See “Risk Factors” for more information.

Our company may borrow any amount necessary to enable our company to invest the proceeds of this offering in properties. Our company intends to borrow up to the maximum amount available from its lenders, thus increasing the number of properties that our company can acquire as well as enhancing the yield to our company. Trilogy’s experience with prior real estate programs with similar multifamily properties has been that lender’s preferences will be to make loans with an approximately 60-70% loan-to-value ratio in respect to the properties in the class targeted by our company. Therefore, our company believes that its aggregate loan-to-value on its portfolio will be approximately 65.0%.

Trilogy may choose to refinance or seek supplemental mortgages on our company’s properties during the term of a loan. The benefits of refinancing or a supplemental mortgage may include an increased cash flow resulting from reduced debt service requirements, thus an increase in cash available for payments under the Bonds, and an increase in property ownership if refinancing proceeds are reinvested in real estate.

Investments in Real Estate Mortgages

Our business objectives emphasize equity investments in commercial rental property. Although we do not presently intend to invest in mortgages or deeds of trust, other than in a manner that is ancillary to an equity investment, we may elect, in our discretion, to invest in mortgages and other types of real estate interests, including, without limitation, participating or convertible mortgages. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.

Investment in Other Securities

Other than as described above, we do not intend to acquire any additional securities such as bonds, preferred stocks or common stock, for investment purposes. From time to time, we may elect to acquire properties through co-investment or joint venture structures.

Investment Company Act Considerations

We intend to conduct our operations so that our company and our subsidiaries are each exempt from registration as an investment company under the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:

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pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; and

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pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis. “Investment securities” does not include U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to conduct our operations so that our company and most, if not all, of its wholly-owned and majority-owned subsidiaries own or proposes to acquire “investment securities” having a value of not more than 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. We will continuously monitor our holdings on an ongoing basis to determine the compliance of our company and each wholly-owned and majority-owned subsidiary with this test. We expect that most, if not all, of our company’s wholly-owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of our assets) generally will not constitute “investment securities.” We believe that our company and most, if not all, of its wholly- owned and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

In addition, we believe that neither our company nor any of its wholly-owned or majority-owned subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, our company and its subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, our company and its subsidiaries expect to be able to conduct their respective operations such that none of them will be required to register as an investment company under the Investment Company Act.

We will classify our assets for purposes of the Investment Company Act, including our 3(c)(5)(C) exclusion, in large measure upon no-action positions taken by the SEC staff in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the SEC staff will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.

For purposes of determining whether we satisfy the 55%/80% tests, we will classify the assets in which we invest as follows:

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Real Property. Based on the no-action letters issued by the SEC staff, we will classify our fee interests in real properties as qualifying assets. In addition, based on no-action letters issued by the SEC staff, we will treat our investments in joint ventures, which in turn invest in qualifying assets such as real property, as qualifying assets only if we have the right to approve major decisions affecting the joint venture; otherwise, such investments will be classified as real estate-related assets. We expect that no less than 55.0% of our assets will consist of investments in real property, including any joint ventures that we control.

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Securities. We intend to treat as real estate-related assets debt and equity securities of both non-majority owned publicly traded and private companies primarily engaged in real estate businesses, including REITs and other real estate operating companies, and securities issued by pass-through entities of which substantially all of the assets consist of qualifying assets or real estate-related assets.

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Loans. Based on the no-action letters issued by the SEC staff, we will classify our investments in various types of whole loans as qualifying assets, as long as the loans are “fully secured” by an interest in real estate at the time we originate or acquire the loan. However, we will consider loans with loan-to-value ratios in excess of 100% to be real estate-related assets. We will treat our mezzanine loan investments, if any, as qualifying assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the guidance published by the SEC staff in a no-action letter that discusses the classifications of Tier 1 mezzanine loans under Section 3(c)(5)(C) of the Investment Company Act.

We will classify our investments in construction loans as qualifying assets, as long as the loans are “fully secured” by an interest in real estate at the time we originate or acquire the loan. With respect to construction loans that are funded over time, we will consider the outstanding balance (i.e., the amount of the loan actually drawn) as a qualifying asset. The SEC staff has not issued no-action letters specifically addressing construction loans. If the SEC staff takes a position in the future that is contrary to our classification, we will modify our classification accordingly.

Consistent with no-action positions taken by the SEC staff, we will consider any participation in a whole mortgage loan, including B-Notes, to be a qualifying real estate asset only if: (1) we have a participation interest in a mortgage loan that is fully secured by real property; (2) we have the right to receive our proportionate share of the interest and the principal payments made on the loan by the borrower, and our returns on the loan are based on such payments; (3) we invest only after performing the same type of due diligence and credit underwriting procedures that we would perform if we were underwriting the underlying mortgage loan; (4) we have approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and (5) if the loan becomes non-performing, we have effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the senior loan at par plus accrued interest, thereby acquiring the entire mortgage loan.

We will base our treatment of any other investments as qualifying assets and real estate-related assets on the characteristics of the underlying collateral and the particular type of loan (including whether we have foreclosure rights with respect to those securities or loans that have underlying real estate collateral) and we will make these determinations in a manner consistent with guidance issued by the SEC staff.

Qualification for exemption from registration under the Investment Company Act will limit our ability to make certain investments. For example, these restrictions may limit the ability of our company and its subsidiaries to invest directly in mortgage-related securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities and real estate companies or in assets not related to real estate. Although we intend to monitor our portfolio, there can be no assurance that we will be able to maintain this exemption from registration for our company or each of our subsidiaries.

A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the Section 3(c)(5)(C) exclusion, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan.

DESCRIPTION OF PROPERTY

We currently own no properties and should be considered a “blind pool.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the Bonds, but does not purport to be a complete analysis of all potential tax consequences. The discussion is based upon the Code, current, temporary and proposed U.S. Treasury regulations issued under the Code, or collectively the Treasury Regulations, the legislative history of the Code, IRS rulings, pronouncements, interpretations and practices, and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the Bonds. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, including, without limitation:

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a broker-dealer or a dealer in securities or currencies;

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an S corporation;

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a bank, thrift or other financial institution;

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a regulated investment company or a real estate investment trust;

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an insurance company

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a tax-exempt organization;

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a person subject to the alternative minimum tax provisions of the Code;

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a person holding the Bonds as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction;

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a partnership or other pass-through entity;

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a person deemed to sell the Bonds under the constructive sale provisions of the Code;

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a U.S. person whose “functional currency” is not the U.S. dollar; or

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a U.S. expatriate or former long-term resident.

In addition, this discussion is limited to persons that purchase the Bonds in this offering for cash and that hold the Bonds as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the effect of any applicable state, local, non-U.S. or other tax laws, including gift and estate tax laws.

As used herein, “U.S. Holder” means a beneficial owner of the Bonds that is, for U.S. federal income tax purposes:

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an individual who is a citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons that have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

 If an entity treated as a partnership for U.S. federal income tax purposes holds the Bonds, the tax treatment of an owner of the entity generally will depend upon the status of the particular owner and the activities of the entity. If you are an owner of an entity treated as a partnership for U.S. federal income tax purposes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the Bonds.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Bonds or that any such position would not be sustained.

THIS SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS, POTENTIAL CHANGES IN APPLICABLE TAX LAWS AND THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS, AND ANY TAX TREATIES.

U.S. Holders

Interest

U.S. Holder generally will be required to recognize and include in gross income any stated interest as ordinary income at the time it is paid or accrued on the Bonds in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Sale or Other Taxable Disposition of the Bonds

A U.S. Holder will recognize gain or loss on the sale, exchange, redemption (including a partial redemption), retirement or other taxable disposition of a Bond equal to the difference between the sum of the cash and the fair market value of any property received in exchange therefore (less a portion allocable to any accrued and unpaid stated interest, which generally will be taxable as ordinary income if not previously included in such holder’s income) and the U.S. Holder’s adjusted tax basis in the Bond. A U.S. Holder’s adjusted tax basis in a Bond (or a portion thereof) generally will be the U.S. Holder’s cost therefore decreased by any payment on the Bond other than a payment of qualified stated interest. This gain or loss will generally constitute capital gain or loss. In the case of a non-corporate U.S. Holder, including an individual, if the Bond has been held for more than one year, such capital gain may be subject to reduced federal income tax rates. The deductibility of capital losses is subject to certain limitations.

Medicare Tax

Certain individuals, trusts and estates are subject to a Medicare tax of 3.8% on the lesser of (i) “net investment income”, or (ii) the excess of modified adjusted gross income over a threshold amount. Net investment income generally includes interest income and net gains from the disposition of Bonds, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of the Medicare tax on their ownership and disposition of Bonds in light of their individual circumstances.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives interest and principal payments on the Bonds or proceeds upon the sale or other disposition of such Bonds (including a redemption or retirement of the Bonds). Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to information reporting or backup withholding. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

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such holder fails to furnish its taxpayer identification number, or TIN, which, for an individual is ordinarily his or her social security number;

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the IRS notifies the payor that such holder furnished an incorrect TIN;

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in the case of interest payments such holder is notified by the IRS of a failure to properly report payments of interest or dividends;

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in the case of interest payments, such holder fails to certify, under penalties of perjury, that such holder has furnished a correct TIN and that the IRS has not notified such holder that it is subject to backup withholding; or

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such holder does not otherwise establish an exemption from backup withholding.

A U.S. Holder should consult its tax advisor regarding its qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability or may be refunded, provided the required information is furnished in a timely manner to the IRS.

Non-U.S. Holders are encouraged to consult their tax advisors.

DESCRIPTION OF BONDS

This description sets forth certain terms of the Bonds that we are offering pursuant to this Offering Circular. In this section, we use capitalized words to signify terms that are specifically defined in the Indenture, by and between us and UMB Bank, as trustee, or the trustee. This section contains definitions of certain capitalized terms that are used herein. We refer you to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used in this Offering Circular for which no definition is provided.

Because this section is a summary, it does not describe every aspect of the Bonds or the Indenture. We urge you to read the Indenture because that document and not this summary defines your rights as a Bondholders. Please review a copy of the Indenture. The Indenture is filed as an exhibit to the Offering Statement, of which this Offering Circular is a part, at www.sec.gov. You may also obtain a copy of the Indenture from us without charge. See “Where You Can Find More Information” for more information. You may also review the Indenture at the trustee’s corporate trust office at 928 Grand Blvd, 12th Floor, Kansas City, Missouri 64106.

Ranking

The Bonds are our direct, senior unsecured obligations and:

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rank equally with each other and with all of our existing and future unsecured and unsubordinated indebtedness outstanding from time to time;

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rank senior to all of our future indebtedness that by its terms is expressly subordinate to the Bonds;

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effectively are structurally subordinated to all existing and future indebtedness and other obligations of each of our subsidiaries, including the claims of mortgage lenders holding secured indebtedness, as to the specific property receiving each lender’s mortgage and other secured indebtedness.

Manner of Offering

The offering is being made on a best-efforts basis through Arete, our Managing Broker-Dealer, as well as other selected dealers, or Selling Group Members. Our Managing Broker-Dealer, nor any Selling Group Member, will be required to purchase any of our Bonds.

Interest and Maturity

The Bonds will be issued in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates, over a 2-year period starting from the date of qualification of the Offering Statement of which this Offering Circular is a part. Each series of Bonds beginning with Series A will be issued for a total of six months. The Series A Bonds will mature on June 30, 2026, the Series B Bonds will mature on December 31, 2026, the Series C Bonds will mature on June 30, 2027 and the Series D Bonds will mature on December 31, 2027. The Bonds will bear interest at a fixed rate of 5.0% per annum. Interest on the Bonds will be paid monthly on the 15th day of the month. The first interest payment on a Bond will be paid on the 15th day of the month following the issuance of such Bond. If we extend the offering, we will offer Series E and Series F Bonds, for the first and second six-month periods of such extension, with the maturity date of each such series being June 30, 2028 and December 31, 2028, respectively. The company shall have two successive options to extend the maturity date of each of the series of Bonds for an additional one-year period. If the company wishes to exercise its option to extend the maturity of any series of Bonds, then it shall provide the Bondholders with written notice of the extension no later than 120 days before the stated maturity of the applicable series of Bonds.

THE REQUIRED INTEREST PAYMENTS AND PRINCIPAL PAYMENT ARE NOT A GUARANTY OF ANY RETURN TO YOU NOR ARE THEY A GUARANTY OF THE RETURN OF YOUR INVESTED CAPITAL. While our company is required to make the Interest Payments, Principal Payment and Contingent Interest Payments as described in the Indenture and above, we do not intend to establish a sinking fund to fund such payments other than a sinking fund for the purposes of funding the Contingent Interest Payments which is limited to a portion the company’s net income. Therefore, our ability to honor these obligations will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund those payments. If we cannot generate sufficient cash flow or procure additional financing to honor these obligations, we may need to liquidate some or all of our company’s assets to fund the payments, or we may not be able to fund the payments in their entirety or at all. If we cannot fund the above payments, Bondholders will have claims against us with respect to such violation.

Contingent Interest Payment

Upon maturity, redemption (except in the case of an optional redemption at the option of the Bondholders or a death and disability redemption), the Company may make an additional payment of contingent interest to the Bondholders as described herein (the “Contingent Interest Payment”).

Contingent interest will accrue at a rate of 5% per annum from and after the initial issuance date of the applicable series of Bonds on each anniversary of such issuance date (each a “Contingent Interest Accrual Date”). If the company elects to extend the maturity date of any series of Bonds, then the contingent interest will accrue at a rate of 5.50% per annum for the first one year extension period, if applicable, and 6.00% per annum for the second one year extension period, if applicable. The company will establish a sinking fund to reserve funds for the Contingent Interest Payments which shall be funded with 60% of the company’s net income, after adding back depreciation and amortization and deducting capital expenditures, all calculated in accordance with GAAP on a quarterly basis, or our Adjusted Net Income. Each payment into the sinking fund shall be made within 15 days of the end of the applicable quarterly period. In addition, if the company’s annual audited financial statements reflect a shortfall in contributions to the sinking fund for any calendar year, then the company will make an additional contribution to the sinking fund within 30 days of the end of the applicable fiscal year to eliminate such shortfall. The company will continue to set aside funds into the sinking fund until an amount sufficient to satisfy all Contingent Interest Payments payable upon the maturity of all outstanding Bonds is set aside. Accrued contingent interest will be paid using cash available in the sinking fund, if any, either upon the maturity of the applicable Bond or upon the redemption of the applicable Bond if redeemed by the company; however, accrued contingent Interest will be forfeited and not paid upon redemption of Bonds at the request of the bondholder (whether due to death or disability or otherwise). The company’s obligation to pay the Contingent Interest Payments on the Bonds is limited to solely the cash available in the sinking fund which may amount to Contingent Interest Payments of less than 5% per annum (or 5.50% or 6.00% per annum, as applicable) or no Contingent Interest Payment at all. See “Risk Factors – There is no guarantee that a Bondholder will receive a Contingent Interest Payment” for more information. In order to avoid a default in the payment of any interest or principal on the Bonds, the company may use cash in the sinking fund to cure such default prior to paying any Contingent Interest Payment.

Optional Redemption at the Option of the Bondholder

The Bonds will be redeemable at the election of the Bondholder immediately upon the last issuance date of the series of Bonds held by the Bondholder, or the Optional Redemption. In order to request redemption, the Bondholder must provide written notice to us at our principal place of business that the Bondholder requests redemption of all or a portion of the Bondholder’s Bonds, or a Notice of Redemption. The price per Bond to be paid for redemptions made pursuant to Optional Redemption shall be $850 per Bond if redeemed before the first anniversary of the last issuance date of the applicable series of Bonds, $875 per Bond if redeemed after the first anniversary of the last issuance date of the applicable series of Bonds but before the second anniversary of the last issuance date of the applicable series of Bonds and $900 per Bond if redeemed after the second anniversary of the last issuance date of the applicable series of Bonds, plus all accrued but unpaid interest on the Bonds, excluding contingent interest, being redeemed. Contingent Interest Payments will not be made in the instances of Optional Redemption. We will have 120 days from the date the applicable Notice of Optional Redemption is provided to redeem the requesting Bondholder’s Bonds, subject to the limitations set forth in the Bond. Our obligation to redeem Bonds with respect to Notices of Redemption received in any given Redemption Period (as defined below) is limited to an aggregate principal amount of Bonds equal to 3.5% of the aggregate principal of Bonds under the Indenture as of the close of business on the last business day of the preceding Redemption Period, or, if there be no preceding Redemption Period, then as of close of business on the first business day of such initial Redemption Period, or the 3.5% Limit. Any Bonds redeemed as a result of a Bondholder's right upon death or disability will be included in calculating the 3.5% Limit and will thus reduce the number of Bonds available to be redeemed pursuant to Optional Redemption. Optional Redemptions and Death and Disability Redemptions shall be subject to the company’s determination that the company has or will have cash available from operations or the sale of assets to make the requested redemptions, or the Cash Limitation. Optional Redemptions will occur in the order that notices are received. If the company is unable to redeem all Bonds for which Notices of Optional Redemption are received in any Redemption Period as a result of the 3.5% Limit or the Cash Limitation, the company will treat unsatisfied or partially unsatisfied redemption requests as a Notice of Optional Redemption for the following Redemption Period, unless such Notice of Optional Redemption is withdrawn. The company shall have no obligation to make Optional Redemptions following the listing of the Bonds on a national securities exchange. A Redemption Period shall be a period of three (3) calendar months, with Redemption Periods beginning on March 1, June 1, September 1 and December 1 of each calendar year.

Death and Disability Redemption

(a) Subject to subsection (b) below, within 45 days of the death or Qualifying Disability (as defined below), or a Holder Redemption Event, of a holder who is a natural person or a Person who beneficially holds Bonds represented by a global note, or a D & D Holder, the estate of such Person, such Person, or legal representative of such Person, may request the company to repurchase, without penalty in whole or in part, not less than 50% of, the Bonds held or beneficially held by such Person (including Bonds of such Person held or beneficially held in his or her individual retirement accounts), as the case may be, by delivering to the company a repurchase request; provided, however, that in the case of a repurchase request delivered by a Person who beneficially holds represented by a global note, such repurchase request shall be valid only if delivered through the depositary, in its capacity as the registered holder of the global note with respect to which such beneficial holder holds his or her beneficial interest in a Bond.

Qualifying Disability shall mean with respect to any Bondholder or beneficial holder, a determination of disability based upon a physical or mental condition or impairment arising after the date such Bondholder or beneficial holder first acquired Bonds. Any such determination of disability must be made by any of: (1) the Social Security Administration; (2) the U.S. Office of Personnel Management; or (3) the Veteran’s Benefits Administration, or the Applicable Governmental Agency, responsible for reviewing the disability retirement benefits that the applicable Bondholder or beneficial holder could be eligible to receive.

Any repurchase request for Death and Disability Redemption shall specify the particular Holder Redemption Event giving rise to the right of the holder or beneficial holder to have his or her Bonds or beneficial interest in a global note repurchased by the company. If a Bond or beneficial interest in a global note is held jointly by natural persons who are legally married, then a repurchase request may be made by (i) the surviving holder or beneficial holder upon the occurrence of a Holder Redemption Event arising by virtue of a death, or (ii) the disabled holder or beneficial holder (or a legal representative) upon the occurrence of a Holder Redemption Event arising by virtue of a Qualifying Disability. In the event a Bond or beneficial interest in a global note is held together by two or more natural persons that are not legally married (regardless of whether held as joint tenants, co-tenants or otherwise), neither of these persons shall have the right to request that the company repurchase such Bond or beneficial interest in a global note unless a Holder Redemption Event has occurred for all such co-holders or co-beneficial holders of such Bond. A holder or beneficial holder that is not an individual natural person does not have the right to request repurchase under Death and Disability Redemption.

(b) Upon receipt of a repurchase request under subsection (a) above, and subject to the limitations set forth in subsection (c) below, the company shall designate a date for the repurchase of such Bonds and notify the Trustee of such repurchase date, or the Repurchase Date, which date shall not be later than the 120th day following the date on which the company receives facts or certifications establishing to the reasonable satisfaction of the company the occurrence of a Holder Redemption Event. The repurchase price under Death and Disability Redemption shall equal either: (i) the price paid per Bond plus any accrued but unpaid interest, excluding any contingent interest, if the D & D Holder is the original purchaser of the Bonds from the company; or (ii) if the D & D Holder is not the original purchaser of the Bonds from the company, $1,000 per Bond plus any accrued but unpaid interest, excluding any contingent interest, or the Repurchase Price. On the Repurchase Date, the company shall pay the Repurchase Price to the Paying Agent for payment to the holder, or the estate of the holder, in accordance with the terms of the Bond being repurchased and the Paying Agent shall pay out such Repurchase Price upon the surrender of the Bond to the Trustee. No interest shall accrue on a Bond to be repurchased under Death and Disability Redemption for any period of time on or after the Repurchase Date for such Bond, provided that the company has timely tendered the Repurchase Price to the Paying Agent. Contingent Interest Payments will not be made in the instances of Death and Disability Redemptions. Death and Disability Redemptions will not be subject to monetary penalties.

(c) All Death and Disability Redemptions shall be subject to the Cash Limitation. In addition, our obligation to redeem Bonds with respect to repurchase requests received under Death and Disability Redemption in any given Redemption Period is limited to an aggregate principal amount of Bonds equal to 3.5% of the aggregate principal of Bonds issued under the Indenture as of the close of business on the last business day of the preceding Redemption Period, or, if there be no preceding Redemption Period, then as of close of business on the first business day of such initial Redemption Period, or the 3.5% Limit.

(d) Repurchase requests under Death and Disability Redemption will be processed in the order in which they are received. If the company is unable to redeem all Bonds for which repurchase requests are received under Death and Disability Redemption in any Redemption Period as a result of the 3.5% Limit or the Cash Limitation, the company will treat unsatisfied or partially unsatisfied repurchase requests as a repurchase request for the following Redemption Period, unless such repurchase request is withdrawn. The company shall have no obligation to make repurchases under Death and Disability Redemption following the listing of the Bonds on a national securities exchange.

Redemption at the Option of the Company

We may redeem the Bonds at our option, in whole or in part at any time after their issuance. The redemption price for redemptions at the option of the company shall equal: (i) $1,020 per Bond if redeemed on or before the third anniversary of the initial issuance of Bonds of the series being prepaid; (ii) $1,015 per Bond if redeemed after the third anniversary and on or before the fourth anniversary of the initial issuance of Bonds of the series being prepaid; and (iii) $1,010 per Bond if redeemed after the fourth anniversary of the initial issuance of Bonds of the series being prepaid, plus, in all cases, any accrued and unpaid interest on the Bonds to be redeemed up to but not including the redemption date, including any Contingent Interest Payment on the Bonds to be redeemed, or the Company Redemption Price. If we plan to redeem the Bonds, we will give notice of redemption not less than 30 days nor more than 60 days prior to any redemption date to each such holder’s address appearing in the Bond Register maintained by the trustee. In the event we elect to redeem less than all of the Bonds, the particular Bonds to be redeemed will be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

Bond Service Reserve

Our company will be required to keep 3.5% of the gross offering proceeds from the sale of Bonds in a reserve account with the trustee until the company completes its first property acquisition. Provided no Event of Default has occurred and is continuing, upon the company’s first property acquisition, the remaining amount in the reserve account shall be released to our company if our company is otherwise in compliance with all terms of the Bonds. If an Event of Default has occurred and is continuing, the Trustee shall apply any amounts in the Bond Service Reserve in accordance with the Indenture.

Merger, Consolidation or Sale

We may consolidate or merge with or into any other corporation, and we may sell, lease or convey all or substantially all of our assets to any corporation, provided that the successor entity, if other than us:

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is organized and existing under the laws of the United States of America or any United States, or U.S., state or the District of Columbia; and

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assumes all of our obligations to perform and observe all of our obligations under the Bonds and the Indenture; and provided further that no Event of Default (as defined below) shall have occurred and be continuing.

Except as described below under “- Certain Covenants - Offer to Repurchase Upon a Change of Control Repurchase Event,” the Indenture does not provide for any right of acceleration in the event of a consolidation, merger, sale of all or substantially all of the assets, recapitalization or change in our stock ownership. In addition, the Indenture does not contain any provision which would protect the Bondholders against a sudden and dramatic decline in credit quality resulting from takeovers, recapitalizations or similar restructurings.

Certain Covenants

Secured Indebtedness

The Bonds would rank junior to any of our secured indebtedness. Our company is not permitted to directly incur any indebtedness that would be senior to the Bonds (not including debt of our subsidiaries).

Appraisals

While any of the Bonds remain outstanding, the company shall commission or otherwise obtain an appraisal of each Property owned by the company or a subsidiary of the company to be dated on or before the second anniversary of the acquisition of such Property, and then on or before each subsequent anniversary of the prior appraisal.

Equity-Bond Ratio

The Bonds will be unsecured; however, while any of the Bonds remain outstanding, the sum of the aggregate Property Equity Values plus any cash or cash equivalents, as defined by GAAP, then held by the company shall be equal to or exceed eighty percent (80%) of aggregate principal amount of the outstanding Bonds, or the Equity-Bond Ratio. Except as otherwise provided in the Indenture, as long as the company complies with secured indebtedness restriction above and the Equity-Bond Ratio, the company and any of its subsidiary shall be entitled to incur additional indebtedness on the Properties.

As with all non-payment defaults, our company will have a 120-day cure period to cure any breach of the Equity-Bond Ratio covenant before a default may be declared relative to such covenant.

Cash Coverage Ratio

While any Bonds remain outstanding, the Indenture provides that our company will maintain cash and cash equivalents, as defined by GAAP, equal to at least 130% of our company’s Bond Service Obligations until the company’s sinking fund to reserve funds for the Contingent Interest Payments reaches an amount equal to $625,000. Our company will be required to make monthly reports of its cash and cash equivalents to the trustee to ensure compliance with the Cash Coverage Ratio covenant. If our company falls out of compliance with the Cash Coverage Ratio covenant, it will have 120 days to cure such non- compliance.

Offer to Repurchase Upon a Change of Control Repurchase Event

“Change of Control Repurchase Event” means (A) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the membership units entitling that person to exercise more than 50% of the total voting power of all the membership units entitled to vote in meetings of our company (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (B) following the closing of any transaction referred to in subsection (A), neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE American, or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or the Nasdaq Stock Market.

If a Change of Control Repurchase Event occurs, unless we have exercised our option to redeem the Bonds as described under “Description of Bonds – Redemption At The Option Of The Company,” we will make an offer to each Bondholder to repurchase all or any part of that Bondholder’s Bonds at a repurchase price equal to (i) $1,020 per Bond if redeemed on or before the third anniversary of the initial issuance of Bonds of the series being prepaid; (ii) $1,015 per Bond if redeemed after the third anniversary and on or before the fourth anniversary of the initial issuance of Bonds of the series being prepaid; and (iii) $1,010 per Bond if redeemed after the fourth anniversary of the initial issuance of Bonds of the series being prepaid, plus, in all cases, any accrued and unpaid interest on the Bonds to be redeemed up to but not including the redemption date, including any Contingent Interest Payment on the Bonds to be redeemed, or the Company Redemption Price.

Reports

We will furnish the following reports to each Bondholder:

Reporting Requirements under Tier II of Regulation A. We are required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We are required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending December 31st, our manager will cause to be mailed or made available, by any reasonable means, to each Bondholder as of a date selected by our manager, an annual report containing financial statements of our company for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, Company equity and cash flows, with such statements having been audited by an accountant selected by our manager. Our manager shall be deemed to have made a report available to each Bondholder as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and such report is publicly available on such system or (ii) made such report available on any website maintained by our company and available for viewing by the Bondholders.

Insurance

We will, and will cause each of our subsidiaries to, keep all of its insurable property insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and having an A.M Best policy holder’s rating of not less than A-V.

Payment of Taxes and Other Claims

We will pay or discharge or cause to be paid or discharged, before the same shall become delinquent: (i) all taxes, assessments and governmental charges levied or imposed upon us or any subsidiary or upon the income, profits or property of us or any subsidiary; and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of us or any subsidiary; provided, however, that we shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings or for which we have set apart and maintain an adequate reserve.

There is no public market for the Bonds. We may apply for quotation of the Bonds on an alternative trading system or over the counter market beginning after the final closing of this offering. However, even if the Bonds are listed or quoted, no assurance can be given as to (1) the likelihood that an active market for the Bonds will develop, (2) the liquidity of any such market, (3) the ability of Bondholders to sell the Bonds or (4) the prices that Bondholders may obtain for any of the Bonds. No prediction can be made as to the effect, if any, that future sales of the Bonds, or the availability of the Bonds for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of the Bonds, or the perception that such sales could occur, may adversely affect prevailing market prices of the Bonds. See “Risk Factors — Investment Risks.”

Event of Default

The following are Events of Default under the Indenture with respect to the Bonds:

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default in the payment of any interest on the Bonds when due and payable, which continues for forty five (45) days, a Cure Period;

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default in the payment of any principal of or premium on the Bonds when due, which continues for forty five (45) days, a Cure Period;

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default in the performance of any other obligation or covenant contained in the Indenture or in this Offering Circular for the benefit of the Bonds, which continues for one hundred twenty (120) days after written notice, a Cure Period;

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specified events in bankruptcy, insolvency or reorganization of us;

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any final and non-appealable judgment or order for the payment of money in excess of $25,000,000 singly, or in the aggregate for all such final judgments or orders against all such Persons shall be rendered against us or any Significant Subsidiary and shall not be paid or discharged; and

Book-entry and other indirect Bondholders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or rescind an acceleration of maturity.

Annually, within 120 days following December 31st while the Bonds are outstanding, we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture, or else specifying any Default and the nature and status thereof. We will also deliver to the trustee a written notification of any uncured Default within 30 days after we become aware of such uncured Default.

Remedies if an Event of Default Occurs

Subject to any respective Cure Period, if an Event of Default occurs and is continuing, the trustee or the Bondholders of not less than a majority in aggregate principal amount of the Bonds may declare the principal thereof, premium, if any, and all unpaid interest thereon to be due and payable immediately. In such event, the trustee will need to rely on liquidation proceeds upon sales of our assets, including properties and any equity interest we own, for repayment. Because the amount of real property equity we are required to maintain may not cover the full principal amount of the Bonds, if we default on the Bonds, the proceeds from liquidation upon sale of our assets may not be sufficient to fully repay the outstanding Bondholders.

At any time after the trustee or the Bondholders have accelerated the repayment of the principal, premium, if any, and all unpaid interest on the Bonds, but before the trustee has obtained a judgment or decree for payment of money due, the Bondholders of a majority in aggregate principal amount of outstanding Bonds may rescind and annul that acceleration and its consequences, provided that all payments and/or deliveries due, other than those due as a result of acceleration, have been made and all Events of Default have been remedied or waived.

The Bondholders of a majority in principal amount of the outstanding Bonds may waive any default with respect to that series, except a default:

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in the payment of any amounts due and payable or deliverable under the Bonds; or

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in an obligation contained in, or a provision of, the Indenture which cannot be modified under the terms of the Indenture without the consent of each Bondholder

The Bondholders of a majority in principal amount of the outstanding Bonds may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the Bonds, provided that (i) such direction is not in conflict with any rule of law or the Indenture, (ii) the trustee may take any other action deemed proper by the trustee that is not inconsistent with such direction and (iii) the trustee need not take any action that might involve it in personal liability or be unduly prejudicial to the Bondholders not joining therein. Subject to the provisions of the Indenture relating to the duties of the trustee, before proceeding to exercise any right or power under the Indenture at the direction of the Bondholders, the trustee is entitled to receive from those Bondholders security or indemnity satisfactory to the trustee against the costs, expenses and liabilities which it might incur in complying with any direction.

A Bondholder has the right to institute a proceeding with respect to the Indenture or for any remedy under the Indenture, if:

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that Bondholder previously gives to the trustee written notice of a continuing Event of Default in excess of any Cure Period,

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the Bondholders of not less than a majority in principal amount of the outstanding bonds have made written request;

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such Bondholder or Bondholders have offered to indemnify the trustee against the costs, expenses and liabilities incurred in connection with such request;

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the trustee has not received from the Bondholders of a majority in principal amount of the outstanding Bonds a direction inconsistent with the request (it being understood and intended that no one or more of such Bondholders shall have any right in any manner whatever by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other of such Bondholders, or to obtain or to seek to obtain priority or preference over any other of such Bondholders or to enforce any rights under the Indenture, except in the manner herein provided and for equal and ratable benefit of all Bondholders); and

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the trustee fails to institute the proceeding within 60 days

However, the Bondholder has the right, which is absolute and unconditional, to receive payment of the principal of and interest on such Bond on the respective due dates (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment and such rights shall not be impaired without the consent of such Bondholder.

LEGAL PROCEEDINGS

There are currently no legal proceedings involving our company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners (more than 10%)

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Class A	Neil Gehani (1)	30% Membership Interest	30%

Security Ownership of Management

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Class A	Neil Gehani (1)	30% Membership Interest	30%
Class A	All Executive Officers and Directors	73% Membership Interest	73%
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(1)
Address is: 520 West Erie Street, Chicago, IL 60654.

DIRECTORS AND EXECUTIVE OFFICERS

Our company is solely managed by our manager which is wholly owned by I&G Partners. I&G Partners, through our manager, controls all aspects of our company. I&G Partners, through our manager, has entered into a management and advisory agreement with Trilogy, an affiliate of I&G Partners, whereby Trilogy will manage the assets of our company and may provide other services such as property management, construction management and other advisory services.  In exchange for such services, Trilogy shall be entitled to receive all fees that are payable to our manager by us as described in this offering circular. See “Compensation of our Manager and Its Affiliates” for more information. Our company and Trilogy have the same executive officers.

Set forth below is biographical information for our company’s and Trilogy’s executive officers.

Name	Age	Position with our company and Trilogy	Director/Officer Since
Neil Gehani	46	Chief Executive Officer	2008
Clayton Hanson	38	President	2018
Girish Gehani	42	Chief Operating Officer	2008
Jesse Karasik	39	Chief Investment Officer	2012
Bryan Farquhar	41	Chief Development Officer	2019
Matt Leiter	48	Chief Financial Officer	2019

Executive Officers

Neil Gehani, age 46, is Chief Executive Officer of Trilogy and our company, where he focuses on the strategic direction of the firm and fundraising. Through several investment cycles, Mr. Gehani has developed, acquired and redeveloped commercial real estate and over 8,500 apartments units valued in excess of $1.7 billion. Prior to founding Trilogy, Mr. Gehani was in private practice where he concentrated on real estate and tax law. His clients included buyers and sellers in the purchase and sale of residential and commercial property, real estate developers, and condominium associations. Prior to private practice, Mr. Gehani worked for KPMG LLP, where he advised clients on the structuring and corporate and partnership taxation aspects of various business transactions. His work at KPMG LLP included the on-going representation of a preeminent real estate investment management firm. Mr. Gehani received a Juris Doctor and an LL.M. in Taxation from the Boston University School of Law and a B.B.A. from Michigan State University’s Eli Broad College of Business. Mr. Gehani has been a speaker at industry events and is a member of the Young Presidents’ Organization (YPO), Urban Land Institute, and the National Multi Housing Council. Girish Gehani is Neil Gehani's brother.

Clayton Hanson, age 38, is the President of Trilogy and our company, where he is responsible for the day-to-day management of the business and the development and implementation of Trilogy’s strategic initiatives. Prior to joining Trilogy, Mr. Hanson was a Managing Director at Maverick Capital, a multi-billion-dollar investment firm. While at Maverick, he helped oversee a $1.3 billion hedge fund portfolio which served as a diversification vehicle for Maverick partners, employees and clients. In addition to his investment responsibilities, he led the recruiting efforts for Maverick’s investment team. Mr. Hanson began his career as an Investment Banking Analyst at Goldman Sachs. Mr. Hanson holds a Bachelor of Business Administration in Real Estate and Finance from the University of Wisconsin-Madison.

Girish Gehani, age 42, is Chief Operating Officer for Trilogy and our company, where his responsibilities include implementing asset strategy, acquisition due diligence, construction management, and maximizing property value. Mr. Gehani also oversees Trilogy Residential Management, LLC, Trilogy’s affiliated management company, where he develops and implements portfolio-wide initiatives to maximize asset values. Mr. Gehani has extensive experience in property repositioning and renovations and oversees all of Trilogy’s value-add programs. Mr. Gehani received a Master’s Degree in Real Estate Finance from the New York University Schack Institute of Real Estate and a Bachelor of Arts in Finance from Michigan State University’s Eli Broad School of Business. Mr. Gehani is an active member of the National Apartment Association, National Multi Housing Council, Chicagoland Apartment Association, and the Arizona Multifamily Association. Neil Gehani is Girish Gehani's brother.

Jesse Karasik, age 39, is Chief Investment Officer for Trilogy and our company, where he focuses on the investment direction of the firm and capital markets. With fifteen years of real estate investment experience, he has executed and closed over $3 billion of real estate transactions across the United States including both equity and debt investments. Prior to joining Trilogy, Mr. Karasik was with CBRE Capital Markets for seven years procuring equity and debt on behalf of institutional and private real estate investors across property types. Additionally, he was a Seller/ Servicer for Freddie Mac and a Delegated Underwriter for Fannie Mae. Prior to Mr. Karasik’s tenure with CBRE, he specialized in managing multifamily properties. Mr. Karasik holds a Bachelor of Science in Finance and Real Estate from Indiana University – Kelley School of Business. He is a member of the National Multifamily Housing Council and the Urban Land Institute.

Bryan Farquhar, age 41, is Chief Development Officer for Trilogy and our company. He is responsible for leading the firm’s efforts in identifying, procuring and executing real estate development transactions. Mr. Farquhar has 15 years of development and brokerage experience and has been involved with the development of over 2,000 multifamily and student housing units. In addition, he has developed and leased over 4 million square feet of office and retail space. Prior to joining Trilogy, Mr. Farquhar was the Director of Real Estate Development for The Opus Group in Chicago. While at Opus, he successfully re-established their Chicago office development presence and initiated their suburban Chicago multifamily platform. Prior to Opus, Mr. Farquhar was with The Alter Group and was responsible for procuring and executing student housing and office transactions. Mr. Farquhar holds both a Bachelor and a Master of Business Administration in Finance from Western Michigan University. His professional affiliations include the National Multifamily Housing Council, Urban Land Institute and National Association of Industrial and Office Properties.

Matt Leiter, age 48, is the Chief Financial Officer at Trilogy and our company. Mr. Leiter is responsible for the investment product strategy and investment operations of the Company. Mr. Leiter directs Trilogy’s investment products strategy and structures new investments for distribution to various buy- side sales channels such as Broker Dealers, Registered Investment Advisor’s, Banks and Trusts, Family Offices, and Institutional investors. In addition, Mr. Leiter manages the investment products sales and distribution teams for Trilogy investment offerings. He has worked in the investment product development and distribution space for 15 years. In addition to real-estate investments Mr. Leiter also has 18 years of multifamily and mixed-use development experience. He was General Manager and Partner at a Florida real estate development firm with a focus on mixed-use and multi-family projects. There he played the lead role in managing and developing both public and private real-estate development projects with a combined value of over $300 million from concept to entitlements, and then on to construction completion. Mr. Leiter received his Bachelor of Science degree from the University of Illinois at Champaign - Urbana and his Master of Business Administration from the Booth School at the University of Chicago.

Managing Member

                Neil Gehani controls the managing member of I&G Partners.  As a result, Mr. Gehani has sole decision making authority over our manager and our company through I & G Partners.

EXECUTIVE COMPENSATION

Our company does not compensate its executives. It is operated by our sole manager. We will not reimburse our manager for any portion of the salaries and benefits to be paid by our manager or its affiliates to the executive officers named in “Directors and Executive Officers.” See “Compensation of our manager and its Affiliates” for a list of fees payable to our manager and/or its affiliates.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See “Compensation of our Manager and its Affiliates” and “Policies in Respect to Certain Transactions” for more information on related party transactions.

POLICIES WITH RESPECT TO CERTAIN TRANSACTIONS

Conflicts Generally

Our manager has not established any formal procedures to resolve the conflicts of interest discussed below. Bondholders, therefore, will be dependent on the good faith of the respective parties to resolve conflicts equitably. Although our manager will attempt to monitor these conflicts, it will be extremely difficult if not impossible to assure that these conflicts do not arise, and may, in certain circumstances, result in adverse consequences to our company.

Specific Conflicts Inherent in our Company

As described below, certain conflicts of interest are inherent in an investment in our company. By investing in this offering, each Bondholder will be deemed to have consented to these conflicts and to have agreed not to assert any claim that any such conflicts violate any duty owed by our manager, or its affiliates to the Bondholders, except to the extent that such conflict results in liability under the Securities Act. These conflicts include those inherent to the business relationship between our company and our manager described in the preceding section. See “Compensation of our Manager and its Affiliates” and “Certain Relationships and Related Transactions” for more information.

Property Purchased from Trilogy and their Affiliates. Our company may acquire properties, or an interest therein, from Trilogy, and/or its affiliates. These properties, or interests therein, may be acquired in exchange for any combination of cash, debt and/or equity in our company. Trilogy, or their affiliates, may derive a profit as a result of these acquisition transactions. In addition, Trilogy, or an affiliate, may maintain an interest in such properties.

Trilogy as our Asset Manager. Trilogy, as our asset manager, will manage the assets of our company and may provide other services such as property management, construction management and other advisory services.  In exchange for such services, Trilogy shall be entitled to receive all fees that are payable to our manager by us as described in this offering circular. See “Compensation of our Manager and Its Affiliates” for more information. Trilogy and I&G partners are each managed by Neil Gehani. While Trilogy is required to charge fair and at market rates for any services it provides, the terms of any transaction between our manager and Trilogy, including the management and advisory agreement, were not, and will not be, negotiated at arm’s length.

Other Activities. Trilogy and its members, officers and employees are not required to devote their full time to the business of our company, and Trilogy and its members, officers and employees may have conflicts of interest in allocating management time between our company and other activities of Trilogy. However, Trilogy is required to spend such time as is reasonably needed for the operations of our company and as is consistent with the due care that a fiduciary would use in the conduct of an enterprise of a like character and with like aims. Trilogy believes that it has sufficient staff to be fully capable of discharging its responsibilities to our company. Trilogy and its respective affiliates may have other business interests or may engage in other business ventures of any nature or description whatsoever, whether presently existing or created later, and whether or not competitive with the business of our company or its affiliates. Trilogy will have no right (including without limitation a right of first opportunity, first offer or first refusal with respect to any real estate investment presented to Trilogy or any of their respective affiliates) by virtue of its participation in our company in or to such ventures or activities or to the income or profits derived from them. To the extent Trilogy or its affiliates already have an ownership interest in an existing property in a market in which our company intends to acquire property, such other property may be in competition with our company’s investment for prospective tenants. Further, Trilogy will have sole discretion to determine which among its affiliate’s sponsored programs should purchase any particular property or make any other investment, or enter into a joint venture for the acquisition and operation of specific properties.

Co-Investments. Trilogy has the right, in its sole discretion, to determine whether it or any of its affiliates may co- invest with our company with respect to any particular property investment.

Loans. We are not restricted from obtaining future debt financing from our manager or an affiliate of our manager. In addition, we may provide financing to Trilogy or its affiliates. See “Investment Policies of our Company – Investments in Affiliate Loans” for more information. While we believe these loans are, and any future loans will be, fair and at market rates consistent with such loans, the terms of any such financing were not, and will not be, negotiated at arm’s length.

No Separate Representation of Bondholders by Counsel to our Company. Legal counsel for our company does not represent the Bondholders in connection with the organization or business of our company or this offering, and such counsel disclaims any fiduciary or attorney-client relationship with the Bondholders. Prospective investors should obtain the advice of their own legal counsel regarding legal matters.

No Fiduciary Duties. Neither Trilogy nor any of its executive officers, directors, employees, agents, contractors or other personnel will have fiduciary duties to the Bondholders. Trilogy’s, our manager's and our company’s obligations to the Bondholders are solely governed by the terms of the Indenture and the Bonds. As a result, there may be a conflict between the interests of the Bondholders and the interests of our manager, in which case our manager will have no obligation, other than as set forth in the Indenture and Bonds, to manage our company in favor of the Bondholders’ interests other than as required under the Indenture and Bonds. See “Limitations on Liability” for more information.

COMPENSATION OF OUR MANAGER AND ITS AFFILIATES

The following is a description of compensation that may be received by our manager and its affiliates from our company or in connection with the proceeds of this offering. These compensation arrangements have been established by our manager and its affiliates and are not the result of arm’s-length negotiations. Services for which our company engages our manager or its affiliates and which are not described below will be compensated at the market rate. Fees payable to our manager or its affiliates in excess of the rate set forth in this section entitled “Compensation of our Manager and Its Affiliates” will require the consent of a majority of the Bonds. For this purpose, a Bondholder will be deemed to have consented with respect to its Bonds if he has not objected in writing within five (5) calendar days after the receipt of the consent request. Our manager or an affiliate may elect to waive or defer certain of these fees in its sole discretion. Our manager has agreed to pay all of the fees outlined below to Trilogy as compensation under the management and advisory agreement whereby Trilogy will manage the assets of our company and may provide other services such as property management, construction management and other advisory services. See the management and advisory agreement filed as an exhibit to the Offering Statement of which this Offering Circular is a part. This table assumes that the maximum offering amount of $50,000,000 is sold without the application of the Discount in this offering. If Bonds are sold at volume-weighted discounts (see “Plan of Distribution – Volume-Weighted Discount”), then organizational and offering fee listed below will be reduced in proportion to such Discounts.

Form of Compensation	Description	Estimated Amount of Compensation

Offering and Organization Stage:

Organizational and Offering Fee:	Our manager will receive an organizational and offering fee in an amount equal to 0.67% of the gross offering proceeds from this offering.	$335,000

Promotional Fee:	Our manager will receive a promotional fee in an amount equal to up to 1.88% of the gross offering proceeds of this offering as compensation for promoting this offering	$940,000

Operating Stage:

Property Management Fee:
In connection with the provision of property management services, our manager, will receive an annual property management fee, of up to 4% of the monthly gross income from any property it manages. The property management fee will be paid in arrears on a monthly basis.
		Impractical to determine at this time

Acquisition Fee:	Our manager will be entitled to 1% of the purchase price of each property purchased for identifying, reviewing, evaluating, investing in and the purchase of real property acquisitions.	Impractical to determine at this time

Financing Fee:	Our manager will be entitled to 0.50% of the principal amount of any financing in conjunction with purchase or refinance of an asset.(1)	Impractical to determine at this time

Disposition Fee:	Our manager will receive 1% of the gross sale price from the disposition of each property by our company.	Impractical to determine at this time

Asset Management Fee:
In connection with asset management services, our manager, will receive an annual asset management fee, of up to 1.50% of the gross proceeds raised in any bond offering, including this offering. The asset management fee will be paid in advance on a quarterly basis.
		Impractical to determine at this time

Construction Management Fee
In connection with its management of construction projects at our company’s properties, our manager will receive a construction management fee  equal to 5% of the aggregate cost of any construction, renovation, improvements, or similar costs incurred with respect to any property.
		Impractical to determine at this time

Distributions on Equity
Our manager is our sole member. As a result, all company cash flow following payment of expenses and funding reserves, as determined by our manager may be distributed to our manager in light of its membership interests.
		Impractical to determine at this time

Reimbursement of Expenses:	Our manager will be reimbursed by our company for all costs incurred by our manager and its affiliates when performing services on behalf of our company.	Impractical to determine at this time

Liquidation Stage:

Reimbursement of Expenses:
Our manager will be reimbursed by our company for reasonable and necessary expenses paid or incurred by our manager in the future in connection with the liquidation of our company, including any legal and accounting costs to be paid from operating revenue.
Impractical to determine at this time
_________

(1)
Our manager may employ third parties, both affiliated and unaffiliated, to assist in securing debt financing for our company. In such an event, our manager may reallow all or a portion of the financing fee to such third party.

PRIOR PERFORMANCE SUMMARY

Prior Investment Programs

The information presented in this section represents the historical experience of private real estate programs sponsored by Trilogy which will serve as our asset manager. Trilogy has not sponsored any public real estate programs in the past.

The Prior Performance Tables set forth information as of December 31, 2019 regarding certain of these prior programs regarding: (1) experience in raising and investing funds (Table I); (2) compensation to Trilogy or its affiliates (separate and distinct from any return on its investment) (Table II); (3) annual operating results (Table III); (4) results of completed programs (Table IV); and (5) sales or disposals of properties (Table V).

Trilogy Real Estate Group is an experienced real estate fund sponsor with affiliated property management and construction management expertise. Since inception, Trilogy has completed offerings for five programs, all of which are nonpublic programs focused on the acquisition and management of multifamily real estate assets which are commercial properties. Trilogy has not sponsored programs which invested in residential properties. Trilogy’s programs were structured as limited partnerships and in aggregate raised $208.6 million from 181 limited partners. Trilogy’s programs have acquired twenty-two assets at a total cost of $626.8 million located in Florida, Illinois, Indiana, Kentucky, Michigan, Missouri, Ohio, Oklahoma, and Tennessee. All acquired properties were financed using first mortgage loans. Trilogy’s current portfolio consists of thirteen assets and spans eight states and ten cities, primarily located in the greater Midwest.

In 2009, Trilogy sponsored Trilogy Multifamily Fund, LP (“Fund I”), the first of three successive multifamily investment programs. These programs were designed to invest in and operate undervalued and underperforming institutional Class-A and Class-B apartment properties and to deliver superior risk-adjusted rates of return through active repositioning strategies and renovations. The Fund I program raised $30.0 million from twenty-seven limited partners. Between 2009 and 2017, Fund I acquired, repositioned, and disposed of six multifamily assets. In 2012, Trilogy sponsored Trilogy Multifamily Fund II, LP (“Fund II”). The Fund II program raised $78.6 million from eighty-nine limited partners and has acquired eight multifamily assets and disposed of two multifamily assets. In 2014, Trilogy sponsored Trilogy Multifamily Fund III, LP (“Fund III”). The Fund III program raised $37.9 million from twenty-seven limited partners and has acquired and still owns four multifamily assets.

Also in 2014, Trilogy sponsored Trilogy Legacy Fund, LP (“Legacy Fund I”), the first of two successive investment programs designed to acquire Class-A multifamily assets and place debt in select real estate development projects. The Legacy Fund I program raised $21.4 million from eight limited partners and has acquired three multifamily assets (one in partnership with Fund III) and disposed of one multifamily asset. In 2017, Trilogy sponsored Trilogy Legacy Fund II, LP (“Legacy Fund II”). The Legacy Fund II program raised $40.7 million from thirty limited partners and has acquired and still owns one multifamily asset.

Liquidity of Prior Investment Programs

Since inception, each of the Trilogy funds has provided anticipated termination periods as further described below:

●
Trilogy Multifamily Fund I (2009): Trilogy Multifamily Fund I initially disclosed to investors a target liquidation date of 2014, subject to two one-year extensions. In 2017, Trilogy Multifamily Fund I provided a final liquidation event due to favorable market conditions at the time and, as a result, returned capital to its limited partners.

●
Trilogy Multifamily Fund II (2012): Trilogy Multifamily Fund II initially disclosed to investors a target liquidation date of 2017, subject to two one-year extensions. In 2018, Trilogy Multifamily Fund II provided investors a liquidation opportunity as part of the reorganization of the fund. As part of such reorganization, the fund extended the term of the fund to June, 2025, subject to four one-year extensions for financing purposes only.

●
Trilogy Multifamily Fund III (2014): Trilogy Multifamily Fund III initially disclosed to investors a target liquidation date of 2019, subject to two one-year extensions. Contemporaneously with the 2018 reorganization of Trilogy Multifamily Fund II described above, Trilogy Multifamily Fund III provided investors a liquidation opportunity as part of the reorganization of the fund. As part of such reorganization, the fund extended the term of the fund to October, 2025, subject to four one-year extensions for financing purposes only.

●
Trilogy Legacy Fund (2014): Trilogy Legacy Fund has a target liquidation date of 2033, subject to five one-year extensions. To date, no liquidity event has occurred in this fund.

●
Trilogy Legacy II Fund (2017): Trilogy Legacy II Fund has a target liquidation date of 2024, subject to four one-year extensions. To date, no liquidity event has occurred in this fund.

●
Trilogy Opportunity Zone Fund (2019): Trilogy Opportunity Zone Fund has a target liquidation date by December 31, 2029, subject to four one-year extensions; provided, however, that prior to the expiration of the initial term, the General Partner of the fund may, but is not obligated to, elect to extend the term for an additional ten years. To date, no liquidity event has occurred in this fund.

●
Trilogy Multifamily Fund IV (2020): Trilogy Multifamily Fund IV has a target liquidation date of 2027, subject to five one-year extensions, which is seven years after the date of the Fund’s initial acquisition of an investment property. To date, no liquidity event has occurred in this fund.

LIMITATIONS ON LIABILITY

Our manager and executive officers, if any are appointed by our manager, will owe fiduciary duties to our company and our members in the manner prescribed in the Delaware Limited Liability Company Act and applicable case law. Neither our manager nor any executive officer will owe fiduciary duties to our bondholders. Our manager is required to act in good faith and in a manner that it determines to be in our best interests. However, nothing in our Operating Agreement precludes our manager or executive officers or any affiliate of our manager or any of their respective officers, directors, employees, members or trustees from acting, as a director, officer or employee of any corporation, a trustee of any trust, an executor or administrator of any estate, a member of any company or an administrative official of any other business entity, or from receiving any compensation or participating in any profits in connection with any of the foregoing, and neither our company nor any member shall have any right to participate in any manner in any profits or income earned or derived by our manager or any affiliate thereof or any of their respective officers, directors, employees, members or trustees, from or in connection with the conduct of any such other business venture or activity. Our manager, its executive officers, any affiliate of any of them, or any shareholder, officer, director, employee, partner, member or any person or entity owning an interest therein, may engage in or possess an interest in any other business or venture of any nature or description, provided that such activities do not compete with the business of our company or otherwise breach their agreements with our company; and no member or other person or entity shall have any interest in such other business or venture by reason of its interest in our company.

Our manager or executive officers have no liability to our company or to any member for any claims, costs, expenses, damages, or losses suffered by our company which arise out of any action or inaction of any manager or executive officer if such manager or executive officer meets the following standards: (i) such manager or executive officer, in good faith, reasonably determined that such course of conduct or omission was in, or not opposed to, the best interests of our company, and (ii) such course of conduct did not constitute fraud, willful misconduct or gross negligence or any breach of fiduciary duty to our company or its members. These exculpation provisions in our Operating Agreement are intended to protect our manager and executive officers from liability when exercising their business judgment regarding transactions we may enter into.

Insofar as the foregoing provisions permit indemnification or exculpation of our manager, executive officers or other persons controlling us from liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification and exculpation is against public policy as expressed in the Securities Act and is therefore unenforceable.

INDEPENDENT AUDITORS

The financial statements of Trilogy Multifamily Income & Growth Holdings I, LLC, as of October 2, 2020 and for the period from June 15, 2020 (Date of Formation) through October 2, 2020, included in this offering circular, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the Bonds, will be passed upon for us by Kaplan Voekler Cunningham & Frank, PLC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We maintain a website, www.trilogyreg.com, which contains additional information concerning Trilogy and our company. Our company will file, annual, semi-annual and special reports, and other information, as applicable, with the SEC. The SEC maintains a website that contains reports, and informational statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Our company has filed an Offering Statement of which this Offering Circular is a part with the SEC under the Securities Act. The Offering Statement contains additional information about us.

This Offering Circular does not contain all of the information included in the Offering Statement. We have omitted certain parts of the Offering Statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the Offering Statement, which may be found at the SEC’s website at http://www.sec.gov. Statements contained in this Offering Circular and any accompanying supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved.

PART F/S

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC

Financial Statements

As of October 2, 2020

and for the period from June 15, 2020 (Date of Formation) through October 2, 2020 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To Trilogy Multifamily Income & Growth Holdings I, LLC

We have audited the accompanying financial statements of Trilogy Multifamily Income & Growth Holdings I, LLC (the "Company"), which comprise the balance sheet as of October 2, 2020, and the related statements of operations, changes in member's capital, and cash flows for the period from June 15, 2020 (Date of Formation) through October 2, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trilogy Multifamily Income & Growth Holdings I, LLC as of October 2, 2020, and the results of its operations and its cash flows for the period from June 15, 2020 (Date of Formation) through October 2, 2020 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Company does not have an operating history and has not generated any revenue. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP

Chicago, Illinois
October 2, 2020

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Balance Sheet
As of October 2, 2020

Assets	2020

Total assets	$-

Liabilities and Member's Capital

Liabilities:

Total liabilities	-

Commitments and Contingencies (See Note 5)

Total member's capital	-

Total liabilities and member's capital	$-

See accompanying notes to the financial statements

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Statement of Operations
For the period from June 15, 2020 (Date of Formation) through October 2, 2020

2020
Revenues:
Total revenues	$-

Expenses:
Total expenses	-

Net income	$-

See accompanying notes to the financial statements

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Statement of Changes in Member's Capital
For the period from June 15, 2020 (Date of Formation) through October 2, 2020

Total
Member's capital, June 15, 2020 (Date of Formation)	$-

Capital contributions	-

Capital distributions	-

Member's capital, October 2, 2020	$-

See accompanying notes to the financial statements

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Statement of Cash Flows
For the period from June 15, 2020 (Date of Formation) through October 2, 2020

Cash flows from operating activities:	2020

Net cash provided by (used in) operating activities	$-

Cash flows from investing activities:

Net cash provided by (used in) investing activities	-

Cash flows from financing activities:

Net cash provided by (used in) financing activities	-

Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$-

See accompanying notes to the financial statements

Trilogy Multifamily Income & Growth Holdings I, LLC
Notes to the Financial Statements
As of October 2, 2020
and for the period from June 15, 2020 (Date of Formation) through October 2, 2020

Note 1 - Formation and Organization

Trilogy Multifamily Income & Growth Holdings I, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware on June 15, 2020. The Limited Liability Company Agreement (the "Agreement") was executed on September 25, 2020. Trilogy Multifamily Income & Growth Holdings I Manager, LLC, a Delaware limited liability company, is the manager and sole member of the Company (the "Member"). As of October 2, 2020, the Company has not commenced operations.

The Member plans to select Trilogy Real Estate Group, LLC ("Trilogy"), a Delaware limited liability company, as the asset manager for the Company. Trilogy does not have an ownership interest in the Company; however, related party affiliates of Trilogy have a direct ownership interest in Trilogy Multifamily Income & Growth Partners, LLC (“Partners”). Partners is the sole member of the Member.

The Company was organized to identify, acquire, lease, manage, operate, reposition, enhance and ultimately dispose of investments made in multifamily residential properties in primary and secondary metropolitan markets throughout the United States.

The Company intends to file an offering statement on Form 1-A with the Securities and Exchange Commission ("SEC") with respect to an offering of up to $50 million in bonds. As part of the acquisition program, the Company intends to secure debt financing, in addition to the bond proceeds, to invest in multifamily real estate assets.

Note 2 - Summary of Significant Accounting Policies and Practices

(a)
Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

(b)
Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(c)
Risks and Uncertainties

The Company does not have an operating history and has not generated any revenue through the acquisition and management of real estate investments. The Company's business and operations are sensitive to general business and economic conditions, including the impact of the COVID-19 pandemic (see Note 5), along with any related local, state and federal government policy decisions. Factors beyond the Company's control could cause fluctuations in these conditions, including the ability to raise funds to acquire real estate investments, the availability of real estate investments to acquire, and changes to Regulation A Tier 2 requirements. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

(d)
Cash and Cash Equivalents

Cash consists of amounts the Company has on deposit with a major commercial financial institution. Cash equivalents include short term investments, stated at cost plus interest, which approximates fair value, with an original maturity of less than 90 days.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit and the Company mitigates credit risk by placing cash with major financial institutions.

(e)
Organization and Offering Costs

Organizational and offering expenses in connection with the offering include all expenses to be paid by the Company in connection with the offering. Organization costs will be expensed as incurred and syndication costs will be reflected as a reduction of member's capital.

Initial organization and offering expenses will be paid by Trilogy or the Member. The Company will reimburse Trilogy or the Member in an amount equal to up to 0.67% of the gross bond offering proceeds (up to $335,000 if the maximum offering is sold). To the extent the actual organization and offering expenses exceed 0.67% of the gross proceeds raised in the offering, Trilogy or the Member will pay such amounts without reimbursement from the Company.

As of October 2, 2020, Trilogy has paid $10,000 of organization and offering costs on behalf of the Company. These costs have neither been charged to the Company or recorded in the financial statements because the costs do not currently represent a liability of the Company. These costs may be subject to future reimbursement from the Company upon the receipt of any bond offering proceeds; however, given there has been no receipt of any bond offering proceeds as of the date of this report, the Company is not currently liable to reimburse Trilogy for these costs.

(f)
Income Taxes

No provision for federal income taxes has been made in the accompanying financial statements as the liability for such tax is that of the Member. In certain instances, the Company may be subject to certain state and local taxes depending on the location and jurisdiction of any real estate investments acquired by the Company.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurements are reflected in the period in which the change in judgment occurs. As of October 2, 2020, the Company had no material unrecognized tax benefits.

Note 3 - Member's capital

In accordance with the Agreement, the Member shall contribute $100 as an initial capital contribution. The Member may but is not required to make additional capital contributions. As of October 2, 2020, there have been no capital contributions from the Member or distributions to the Member.

The Member is the sole owner of the Company and will be allocated all Company profits and losses in accordance with the Agreement.

Note 4 - Related-Party Transactions

The following fees will be payable to the Member as compensation from the Company:

●
Acquisition Fee: The Member shall be entitled to an acquisition fee equal to up to one percent (1.0%) of the purchase price of any real estate purchased by the Company.

●
Asset Management Fee: The Member shall be entitled to an annual asset management fee of up to one and one half percent (1.5%) of the total capital raised by the Company in any bond offering, paid quarterly, in advance.

●
Construction Management Fee: The Member shall be entitled to a construction management fee equal to five percent (5.0%) of the aggregate cost of any construction, renovation, improvements, or similar costs incurred on the Company’s real estate.

●
Disposition Fees: The Member shall be entitled to a disposition fee of up to one percent (1.0%) of the gross sales price of any real estate disposed by the Company.

●
Financing Fee: The Member shall be entitled to a financing fee equal to up to one half percent (0.5%) of the principal amount of debt used to finance the Company’s purchase or refinance of real estate.

●
Property Management Fee: The Member shall be entitled to an annual property management fee of up to four percent (4.0%) of the monthly gross income generated from the Company’s real estate, paid monthly, in arrears.

The Company shall reimburse the Member for all out of pocket or third-party expenses incurred and paid by it in the conduct of the Company’s business. Such reimbursement shall be treated as expenses of the Company and shall not be deemed to constitute distributions to the Member of profit, loss, or capital of the Company.

Note 5 - Commitments and Contingencies

The international and domestic responses to COVID-19 continue to rapidly evolve and have included mandates from federal, state, and local authorities to mitigate the spread of the virus. The resulting adverse impact on global commercial activity from the COVID-19 pandemic has contributed to significant volatility in the financial markets. The COVID-19 outbreak and associated government and market responses could result in a material impact to the Company's future financial position, results of operations, and its cash flows.

The Company is dependent on Trilogy and its affiliates to manage Company operations and acquire and manage the future portfolio of real estate assets. The Member, which is owned by affiliates of Trilogy, makes all decisions with respect to the management of the company. The Member depends upon the fees and other compensation that it receives from the Company in connection with the purchase, management and sale of properties to conduct its operations. Any adverse changes in the financial condition of Trilogy or the Company's relationship with Trilogy could hinder its ability to successfully manage Company operations and the Company's portfolio of investments.

Organization and offering costs paid by Trilogy or the Member on behalf of the Company may be subject to future reimbursement from the Company. See Note 2 for further information.

Note 6 - Subsequent Events

In preparing the accompanying financial statements, the Company has evaluated subsequent events through October 2, 2020, the date at which the financial statements were available for issuance.

Appendix A

PRIOR PERFORMANCE TABLES

As used herein, the terms “we”, “our” and “us” refer to Trilogy Multifamily Income & Growth Holdings I, LLC.

The following Prior Performance Tables, or Tables, provide information relating to real estate investment programs sponsored by Trilogy Real Estate Group, LLC, or Trilogy, or Prior Real Estate Programs, through December 31, 2019. The Prior Real Estate Programs presented in the Tables or otherwise discussed in the section entitled “Prior Performance Summary” in this Offering Circular are private programs that have no public reporting requirements.

As of December 31, 2019, Trilogy was the sponsor of five private programs that had closed offerings in the prior five years.

Trilogy is responsible for the acquisition, financing, operation, maintenance and disposition of our investments. Key members of the management of Trilogy will play a significant role in the promotion of this offering and the operation of our company. The financial results of the Prior Real Estate Programs may provide some indication of Trilogy’s ability to perform its obligations. However, general economic conditions affecting the real estate industry and other factors contribute significantly to financial results.

As an investor in our Bonds, you will not own any interest in the Prior Real Estate Programs and should not assume that you will experience returns, if any, comparable to those experienced by investors in the Prior Real Estate Programs.

The following tables are included herein:

●
Table I – Experience in Raising and Investing Funds;
●
Table III – Operating Results of Prior Programs;
●
Table IV – Results of Completed Programs; and
●
Table V – Sales or Disposals of Properties

The information in these tables should be read together with the summary information under “Prior Performance Summary” in this Offering Circular.

TABLE I
EXPERIENCE IN RAISING AND INVESTING FUNDS

Table I includes capital raising and investing information for Trilogy’s program that has closed within the last three years. This program, Trilogy Legacy Fund II, LP, has investment objectives which are dissimilar to the current bond offering. Trilogy Legacy Fund II, LP has the objective to acquire existing multifamily assets and place debt. Trilogy’s current bond offering has the objective to acquire existing multifamily assets; however, the current offering does not have the objective to place debt.

Trilogy Legacy Fund II, LP
Amount offered	$50,000,000.00
Amount raised	$40,650,000.00
Length of offering (months)	15
Months to 90% invested	13

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS

Table III includes operating results for Trilogy’s program that has closed within the last five years. This program, Trilogy Legacy Fund II, LP, has investment objectives which are dissimilar to the current bond offering. Trilogy Legacy Fund II, LP has the objective to acquire existing multifamily assets and place debt. Trilogy’s current bond offering has the objective to acquire existing multifamily assets; however, the current offering does not have the objective to place debt. Results for 2017,2018, and 2019 are derived from audited financial statements and presented on the accrual basis using the federal income tax basis of accounting.

Trilogy Legacy Fund II, LP	2017	2018	2019
Summary Balance Sheet Data
Investment in real estate at cost	$59,962,058	$60,046,397	$60,042,101
Accumulated depreciation (1)	$1,390,447	$3,506,282	$10,054,250
Investment in real estate net	$58,571,611	$56,540,115	$49,987,851
Note Receivable	$12,810,000	$23,810,000	$23,810,000
Other assets	$2,817,616	$2,643,957	$2,944,287
Total assets	$74,199,227	$82,994,072	$76,742,138
Total liabilities	$45,093,846	$45,029,165	$44,974,935
Summary Income Statement Data
Gross revenue (2)	$4,505,646	$7,304,376	$8,127,095
Property expenses	$1,389,268	$1,973,301	$2,058,527
Interest expense	$1,430,083	$1,977,197	$1,977,197
Depreciation and amortization (1)	$1,390,447	$2,182,019	$6,614,969
Other expenses	$400,692	$730,101	$840,936
Net (loss) income	$(104,844)	$441,758	$(3,364,534)
Summary Statement of Cash Flows Data
Cash flows from operating activities	$541,979	$2,077,966	$3,111,435
Cash flow used in investing activities	$(72,299,538)	$(11,140,506)	$(43,893)
Cash flows from (used in) financing activities	$73,124,773	$8,405,768	$(2,833,170)

Distributions to Partners	$739,775	$2,282,232	$2,833,170
Distributions per $1000 invested (3)	$36	$63	$70
Sources of Distribution Coverage
Cash flows provided by operating activities	$541,979	$2,077,966	$2,833,170
Cash flows provided by financing activities	$197,796	$204,266	$-

(1) In 2019, $12.3 million of depreciable property was reallocated from buildings and improvements to unit improvements and land improvements. 2019 accumulated depreciation reflects the reallocation and includes additional catch-up depreciation from prior years.
(2) Gross revenue includes rental revenue and other revenue from property operations in addition to interest income from note receivable.
(3) The fund's equity was contributed during 2017 and 2018. For these years, distributions per $1000 invested is calculated based on the average annual equity balance. For 2019, distributions per $1000 invested is calculated based on total equity of $40,650,000.

 TABLE IV
RESULTS OF COMPLETED PROGRAMS

Table IV includes results from the program, Trilogy Multifamily Fund, LP, which has completed operations within the last five years. Trilogy Multifamily Fund, LP had objectives similar to the current bond offering.

Trilogy Multifamily Fund, LP
Aggregate Dollar Amount Raised	$30,000,114
Duration of Program (Months)	98
Date of Program Closing	12/28/2017
Total Compensation Paid to Sponsor (1)	$8,526,280
Incentive fees (2)	$15,274,850
Median Leverage (3)	80%
Annualized Return on Investment (4)	35.86%

(1) Total compensation includes fund management and property management fees, acquisition and disposition fees, and debt arrangement and construction management fees paid to the Sponsor and its affiliates.
(2) Incentive fees include all carried interest payments to the Sponsor or its affiliates.
(3) Calculation based on original mortgage at acquisition
(4) Annualized return on investment is the internal rate of return over the program period using the respective cash flows from invested capital, distributions received, and proceeds from sale. Annualized return on investment does not include carried interest payments to the Sponsor or its affiliates.

TABLE V
SALES OR DISPOSALS OF PROPERTIES

Table V includes information for properties sold by Trilogy’s programs in the last three years. Financial information is presented on the accrual basis using the federal income tax basis of accounting.

Property	Date Acquired	Date of Sale	Sale Proceeds (1)	Mortgage Balance at Sale	Net Sale Proceeds	Original Mortgage Financing	Equity Investment (2)	Total (3)	Operating Income (4)
Villas at Countryside	12/31/2011	12/19/2017	$32,658,926	$19,813,372	$12,845,554	$21,400,000	$7,405,872	$28,805,872	$5,005,117
Parkway	7/25/2012	2/20/2018	$59,453,290	$38,002,172	$21,451,118	$32,400,000	$12,974,306	$45,374,306	$7,360,494
Yale	11/25/2013	12/12/2018	$33,115,201	$23,589,042	$9,526,159	$24,800,000	$9,042,699	$33,842,699	$1,898,043
Traditions at Westmoore	12/19/2014	5/30/2019	$21,000,557	$12,793,539	$8,207,018	$13,090,000	$7,613,200	$20,703,200	$1,111,578
___________
(1) Net of closing costs
(2) Inclusive of capital expenditures subsequent to acquisition
(3) Sum of original mortgage financing and equity investment
(4) Cumulative net operating income during ownership period

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC

$50,000,000 Aggregate Maximum Offering Amount (50,000 Bonds)
$50,000 Minimum Purchase (5 Bonds)

OFFERING CIRCULAR
February 24, 2021